
10012654

20

1989
2009

Alpha Pro Tech 2009 Annual Report

ELEBRATING 20 YEARS OF PROTECTING PEOPLE, PRODUCTS AND ENVIRONMENTS

Alpha Pro Tech


REX
REX
REX

Alpha Pro Tech, Ltd. is in the business of protecting people, products and environments. The Company accomplishes this by being a leading designer, developer, manufacturer and marketer of high-value disposable protective apparel, construction, infection control and other products for the medical, dental, cleanroom, pharmaceutical, industrial safety, construction supply and consumer markets.

The Company's growth strategy is to provide innovative solutions to its customers and create meaningful value for its shareholders. Alpha Pro Tech has a reputation of combining extensive research and development with quick responsiveness while meeting the highest standards for quality, safety and reliability. The Company's innovative culture enables it to consistently explore ways to drive down costs, improve operating margins and capture additional market share. Alpha Pro Tech's manufacturing facilities and offices are located in Arizona, Georgia, Utah and Wisconsin in the United States, as well as in Canada, China and India.

Selected Consolidated Financial Data

YEAR ENDED DECEMBER 31,	2009	2008	2007	2006	2005
HISTORICAL CONSOLIDATED INCOME STATEMENTS DATA					
Net sales	$ 59,697,000	$ 35,786,000	$ 35,453,000	$ 37,338,000	$ 31,095,000
Gross profit	28,874,000	15,480,000	16,442,000	17,320,000	14,147,000
Selling, general and administrative expenses	14,701,000	12,639,000	12,541,000	10,939,000	9,796,000
Depreciation and amortization	665,000	586,000	494,000	448,000	499,000
Equity in income (loss) of unconsolidated affiliate	333,000	185,000	214,000	60,000	(16,000)
Interest income, net	17,000	75,000	94,000	36,000	24,000
Income before provision for income taxes	13,858,000	2,515,000	3,715,000	6,029,000	3,860,000
Provision for income taxes	4,817,000	951,000	1,298,000	2,290,000	1,410,000
Net income	$ 9,041,000	$ 1,564,000	$ 2,417,000	$ 3,739,000	$ 2,450,000
Basic net income per share	$ 0.40	$ 0.06	$ 0.10	$ 0.15	$ 0.10
Diluted net income per share	$ 0.39	$ 0.06	$ 0.09	$ 0.15	$ 0.10
Basic weighted average shares outstanding	22,808,099	24,773,497	25,319,656	24,141,535	23,684,229
Diluted weighted average shares outstanding	23,445,564	24,773,497	25,615,730	25,129,198	25,247,236
HISTORICAL CONSOLIDATED BALANCE SHEETS DATA					
Current assets	$ 34,689,000	$ 23,576,000	$ 24,604,000	$ 22,297,000	$ 16,874,000
Total assets	40,472,000	29,168,000	29,486,000	26,852,000	21,871,000
Current liabilities	5,695,000	1,883,000	1,935,000	2,679,000	2,576,000
Long-term liabilities	906,000	819,000	747,000	693,000	652,000
Shareholders' equity	33,871,000	26,466,000	26,804,000	23,480,000	18,643,000
Cash dividend declared per common share	–	–	–	–	–

To Our Shareholders



This past year represented an important milestone for Alpha Pro Tech as we completed our 20th year in business. It was also our most successful year, as we posted significant growth in sales and earnings. In addition, we gained considerable visibility in our target markets for our high quality products. On this special anniversary, we want to thank the employees, the management team and the board of directors that have dedicated themselves to executing our mission of protecting people, products and environments. Most of all, we want to thank our customers, business partners and shareholders for their shared commitment and without whom our success would not have been possible. As part of reaching this milestone, we would like to take this opportunity to celebrate with you some of the significant achievements from 2009.

The most noteworthy milestones from this past year can be seen in our strong financial performance. We achieved record sales in all three of our business segments. The most dramatic results were realized in our Infection Control segment with a 194.7% increase to $21,710,000. The main contributors to this growth were a 283.3% increase in mask sales and an 86.8% increase in shield sales. The Building Supply segment (formerly referred to as the Engineered Products segment) posted an impressive 86.1% increase in sales to $15,286,000. In addition, the Disposable Protective Apparel segment posted strong sales growth, reaching a record $22,701,000, representing a 12.4% increase.

As in past years, management remained focused on fiscal responsibility and creating shareholder value. We managed the business in this manner in order to build a strong foundation for future growth, create stability in the business and deliver profits on a consistent basis. During this time of great market volatility and global recession, we believe that the benefits of these past and ongoing efforts are truly being realized, as demonstrated by our strong balance sheet, solid cash balance and no debt.

2009 REVIEW

In 2009, Alpha Pro Tech recorded its highest level of sales in the Company's 20-year history. For the year, consolidated top-line sales grew 66.8% to $59,697,000 from $35,786,000 in 2008. This included record sales contributions from every business segment. This impressive growth of $23,911,000 was driven by increased sales in the Infection Control segment of $14,343,000, the Building Supply segment of $7,070,000 and the Disposable Protective Apparel segment of $2,498,000.


Sales 2005-2009
(IN $ MILLIONS)
$60
$50
$40
$30
$20
$10
$0
2005
2006
2007
2008
2009

Our Infection Control segment sales grew 194.7% to a record $21,710,000 from $7,367,000 in 2008. This increase was driven primarily by mask sales of $17,354,000, which grew 283.3%, or $12,827,000. This impressive increase was mainly due to the surge in N-95 respirator mask sales. This increase began in the second quarter as concerns relating to the H1N1 Influenza A pandemic took hold throughout the medical community. In addition, our sales of face shields rose to $3,803,000, increasing by 86.8%, or $1,767,000. Offsetting a portion of this growth was a decline in medical bed pad and pet bed sales of $251,000 to $553,000.


2008 Business Segment Sales
(IN $ MILLIONS)
23%
$8.2
21%
$7.4
56%
$20.2


2009 Business Segment Sales
(IN $ MILLIONS)
26%
$15.3
38%
$22.7
36%
$21.7
Disposable Protective Apparel
Building Supply
Infection Control



Gross Profit 2005-2009
(IN $ MILLIONS)
$30
$25
$20
$15
$10
$5
$0
2005
2006
2007
2008
2009

The Building Supply segment continued its strong growth trajectory by posting its highest level of sales in its fifth full year of operation. Sales from this segment climbed more than 86.1% to a record $15,286,000 from $8,216,000 in 2008. This follows 57.2% growth in 2008 from 2007 sales of $5,227,000. The primary driver behind this growth was the 103.6% increase in sales of REX™ SynFelt synthetic roof underlayment and a 41.0% growth in REX™ Wrap housewrap sales. For the year, our synthetic roof underlayment sales represented 72% of this segment's sales with 28% coming from housewrap sales. This compares to 64% for synthetic roof underlayment sales and 36% for housewrap sales in the previous year.

We believe that our Building Supply segment will continue on its long-term growth path and continue to move into an industry-leading position. The unique features of this segment's product lines offer us competitive advantages in terms of producing cost savings on materials, installation and weatherization. For example, our synthetic roof underlayment offers a material cost savings compared to the standard felt-based tar paper, due to escalating oil prices. While oil prices were lower during much of 2009, most industry experts believe that oil is due to rise again, as we have seen begin to take place in the first quarter of 2010. In addition, synthetic roof underlayment offers up to a 50% labor savings on installation and is a stronger and lighter material than standard felt-based tar paper. These are important factors that installers take into account, especially in a weak economy when they are looking for every competitive advantage for their own businesses.

Sales for the Disposable Protective Apparel segment increased 12.4% to an annual record of $22,701,000. Growth in this segment was primarily driven by increased sales to our largest distributor, as well as increased sales across the broad base of our distribution network. Sales in this segment could have been even stronger had we not encountered some supply chain issues in Asia. During the fourth quarter, sales were impacted by delays due to the high demand for products relating to the global H1N1 Influenza A pandemic. It is important to note that, even with these issues, this segment still posted record sales in the fourth quarter.

This past year was also our most profitable year. For 2009, Alpha Pro Tech posted a significant increase in net income of $7,477,000, a 478.1% increase, to a record $9,041,000, or $0.39 per share, on a fully-diluted basis compared to $1,564,000, or $0.06 per share, for 2008. Income before provision for income taxes climbed by $11,343,000 to $13,858,000, and our income taxes were $4,817,000. Our net income as a percentage of sales increased to 15.1%, compared to 4.4% in 2008. This marked the Company's 11th consecutive year of profitability.

Gross profit increased by 86.5% to $28,874,000 from $15,480,000 in 2008. Our gross profit margin for 2009 improved to 48.4%, compared to 43.3% for the prior year. The major factor positively impacting the gross margin was the increase in Infection Control segment sales, which carry higher margins, as a percentage of overall sales.

As we mentioned, management's focus on financial responsibility can be seen in our strong balance sheet. In addition to the solid cash position and zero debt level, our current ratio stands at a robust level of 6.1 to 1. This is a clear reflection of our focus on maintaining the strong financial foundation that we have been able to build.

Current assets increased 47.1% to $34,689,000 from $23,576,000 as of December 31, 2008. At year end, our cash position stood at $9,753,000, an increase of $5,175,000 from $4,578,000 in 2008. Our inventory levels increased 8.6%, or $1,037,000, to $13,094,000 from $12,057,000 in 2008. This was primarily due to our need to increase inventory for the Infection Control segment in order to support the significant increase in sales. We also had a 19.4% increase, or $890,000, in inventory for our Disposable Protective Apparel segment. These inventory levels were offset by a decrease in inventory for the Building Supply segment of approximately 40.5% to $3,536,000. In addition, our accounts receivable increased 68.8% to $8,593,000 from $5,091,000 in 2008.

Shareholders' equity increased 28.0% to $33,871,000 from $26,466,000 in 2008. In addition, due to our share repurchase program and improved shareholders' equity, our book value increased 34.6% to $1.51 per share from $1.11 per share in 2008. The Company remains debt free and has an unused $3.5 million line of credit. Our consistent approach to managing our assets provides us with the ability to continue to pursue and fund our growth initiatives.

This past year represented a period of tremendous and profitable growth for Alpha Pro Tech. We experienced record breaking sequential growth in both top-line sales and bottom-line earnings. Each of our three business segments contributed to our record year and we believe is well-positioned for delivering long-term growth.

In addition to gaining significant product and brand exposure in both the medical sector, through our N-95 NIOSH-approved respirator mask, and in the construction industry, with our improved Building Supply segment product market acceptance, Alpha Pro Tech gained valuable financial market visibility this year as well. In July, Alpha Pro Tech was added to the Russell Microcap® Index. This index is used by investment managers and institutional investors for index funds and as benchmarks for active and passive investment strategies. We believe that this helps to further enhance shareholder value by increasing our exposure to a broader cross section of the financial community investing in microcap companies.

For the year, we generated $7,543,000 in cash from operations, a 96.1% increase from $3,846,000 million in 2008. In our own continuing effort to demonstrate our commitment to building shareholder value, in April 2009, the Board of Directors authorized the repurchase of an additional $2.0 million of our outstanding common stock. During 2009, we repurchased and retired 1,554,900 shares at a cost of $2,109,000. At the end of 2009, we still had approximately $862,000 remaining in the repurchase program. In February 2010, the Board of Directors authorized the repurchase of an additional $2.0 million of our outstanding common stock. Management and the Board of Directors believe that, given the right market conditions, this is an effective use of cash, and the reduction in shares outstanding is in the best interest of our shareholders. We retire all shares that are repurchased, and any future repurchases are expected to be funded from cash and cash flow from operations.


Shareholders' Equity 2005-2009
(IN $ MILLIONS)
$35
$30
$25
$20
$15
$10
$5
$0
2005
2006
2007
2008
2009

OUTLOOK

The global recession and financial market turmoil are continuing to have a profound impact on the economy. This presents a new set of challenges for everyone. We believe that, where there are challenges, there are opportunities. Our strategy remains the same—deliver value to our customers and to our shareholders everyday. We have built a strong foundation on which to be nimble enough to utilize our competitive advantages, while managing the business in a prudent manner in order to maintain our position of financial strength. To reach our goals, we remain focused on providing innovative solutions to meet our customers' ever-changing needs. We maintain that focus by remembering to do what we do best, and that is providing solutions that protect people, products and environments.

During the upcoming year, we look forward to sharing with you our new milestones and accomplishments as we lead the Company through its next stage of growth. On behalf of the Board of Directors and the entire management team, we would like to thank our customers, suppliers, distributors, employees and shareholders for their continued support.

Sincerely,

Sheldon Hoffman
Chief Executive Officer
Director

Alexander W. Millar
President
Director



Operations 2009



Our three business segments—Disposable Protective Apparel, Infection Control and Building Supply—represent major growth drivers for Alpha Pro Tech. In 2009, each segment contributed significantly to our record financial results. The performance of each unit is the direct result of Alpha Pro Tech's entire staff's—management's and employee's—unwavering focus on our core mission of protecting people, products and environments. Our dedication to this core principle enables us to provide unique solutions to our customers that meet and often exceed their expectations and provide new solutions for our existing and future customers.

As part of this core principle, we continue to explore for opportunities to grow the business. We accomplish this through new product development, additional third-party certifications and product validations, as well as through finding new ways to reach our target markets. At Alpha Pro Tech, we believe that one of our strategic advantages lies in our ability to develop unique, innovative products and deliver them at competitive prices. In many of our target markets, the users of our protective products operate in conditions requiring very stringent standards, such as the pharmaceutical, semi-conductor and construction industries. In order for us to continue to be successful, we firmly believe that Alpha Pro Tech needs to demand, from ourselves, that we not only meet, but exceed, our customer's standards and the regulatory environments in which they operate.

BUSINESS SEGMENTS

We currently group our products into three business segments: Disposable Protective Apparel, which consists of our disposable protective apparel; Building Supply (formerly known as Engineered Products), consisting mainly of construction weatherization products such as housewrap and synthetic roof underlayment; and Infection Control, consisting of face masks, eye shields and medical bed pads and pet beds. We had previously categorized the medical bed pads and pet beds as our Extended Care segment. Due to the fact that the majority of this unit's sales was medical bed pads, management decided to consolidate this unit into the Infection Control segment.

Disposable Protective Apparel

The Disposable Protective Apparel segment is our largest product area and has been since it was established in 1994. The products in this business segment include several styles of bouffant caps, coveralls, frocks, gowns, lab coats and shoecovers. Manufacturing of the Disposable Protective Apparel segment product line takes place primarily in China and, to a lesser degree, in Mexico through third-party subcontractors. These goods are manufactured pursuant to our specifications and quality assurance guidelines.

Sales from the Disposable Protective Apparel segment represent 38.0% of our overall sales in 2009 and remain the largest portion of our business. While this business segment's sales decreased as a percentage of overall sales from 56.5% in 2008, sales from the Disposable Protective Apparel segment grew by 12.4% to a record $22,701,000 for 2009. The primary driver behind this sales growth was a combination of an increase in sales to our largest distributor along with increased sales to the broad base of our overall distribution network.

We were pleased with this strong sales growth. However, overall sales could have been even stronger had we not experienced a supply chain issue. During the fourth quarter, product shipments were adversely impacted coming out of Asia due to the high demand for products relating to the global H1N1 Influenza A pandemic.

In August of 2008, we hired Chris Louisos as Vice President of Sales to primarily focus on the Disposable Protective Apparel segment, and, in February 2009, we named him Vice President of Sales and Marketing to further enhance our efforts for all of our product lines. We are encouraged by our ability to gain additional market acceptance of our products and the potential for significant growth in the years ahead.

DISPOSABLE APPAREL PRODUCT LINE

- Bouffant caps
- Coveralls
- Frocks
- Gowns
- Lab coats
- Shoecovers

Building Supply

While this is our 20th anniversary, the Building Supply (formerly Engineered Products) segment just completed its fifth full year. This segment continues to set record performance. The Building Supply segment posted another strong year of gains by increasing sales by 86.1% to $15,286,000. This represents a $7,070,000 increase from 2008 and nearly triple sales of $5,227,000 in 2007.

Our primary construction weatherization products are REX™ Wrap, a housewrap, which is designed to help lower energy consumption costs by offering a weather resistant barrier, and REX™ SynFelt, a synthetic roof underlayment designed to resist the environment. REX™ SynFelt is a cost-effective alternative to traditional felt and oil-based tar paper. This, combined with the additional 50% labor savings on installation of the product, its slip resistant coating and stronger, lighter composition, all provide REX™ SynFelt with significant competitive advantages to competing products.

The 2009 Building Supply rise in sales was due to a 103.6% increase in sales of the REX™ SynFelt synthetic roof underlayment and a 41.0% increase in REX™ Wrap housewrap sales. These strong results made the Building Supply segment our third largest business segment contributor in terms of sales, representing 25.6% of our overall sales. In 2008, the Building Supply segment was our second largest business segment. The shift to third largest is primarily a result of the incredibly strong performance of our Infection Control segment in 2009.



Net Income 2005-2009
(IN $ MILLIONS)
$10.0
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0
2005
2006
2007
2008
2009

BUILDING SUPPLY PRODUCT LINE

- REX™ Wrap housewrap
- REX™ SynFelt synthetic roof underlayment

Diluted Net Income Per Share
2005-2009



$0.40
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0
2005
2006
2007
2008
2009

As we have discussed in past reports, we continue to experience positive results in the Building Supply segment from the changes that we made to our distribution strategy in 2007. Every quarter we see a strengthening in this strategy, allowing us to broaden our ability to take advantage of market opportunities, even during this time of weak new home and commercial construction. We believe that these opportunities will continue to exist and that we will continue to gain market share in the roofing and remodeling markets, as people are more likely to invest in repairs to their current homes than to purchase new homes. In addition, these opportunities tend to be steadier, and especially more predictable in roofing, than in the new home construction market. Currently, we are working with existing and new distributors to take advantage of these opportunities and are optimistic about the long-term growth potential of the Building Supply segment.

Infection Control
The Infection Control segment offers a full line of proprietary products for the medical, dental and industrial markets. The most important products in this product line are primarily our face masks and eye shields. The face masks are available in a wide variety of styles and filtration efficiencies that are designed to meet each customer's specific needs. The N-95 Respirator is one of several masks that incorporate two of our patented features, the Positive Facial Lock® and the Magic Arch®. All of our face shields are made of an optical grade polyester film and have a proprietary permanent anti-fog feature. All of our face masks and face shields are disposable, which greatly reduces the chance for cross-infection.

Our Infection Control segment experienced a substantial increase in sales of 194.7% to a record $21,710,000 during 2009. This represented a $14,343,000 increase from sales of $7,367,000 in 2008. This segment of our business represented 36.4% of our overall sales in 2009. The main driver of this business segment's growth was a significant 283.3% increase in mask sales, coupled with a strong 86.8% increase in shield sales.

The record increase in mask sales was primarily due to a surge in demand for our N-95 NIOSH-approved respirator mask. This driver behind this increase was directly related to concerns about the H1N1 Influenza A pandemic. In 2008, mask sales decreased after world-wide concerns of the Avian Flu abated. We expect a similar potential softening in mask sales in 2010 as concerns of the H1N1 virus also fade. However, if either of these flus returns or another similar health issue arises, we could experience similar increased demand for our unique protective mask. Currently, we have significant manufacturing capacity for our N-95 Respirator mask in the event that we again experience a surge in demand.

Operating Income 2005-2009
(IN $ MILLIONS)



$14
$12
$10
$8
$6
$4
$2
$0
2005
2006
2007
2008
2009

INFECTION CONTROL

- Face masks
- Eye shields
- Medical bed pads
- Pet beds

This past year, management decided to consolidate the Extended Care segment into the Infection Control segment. The main reason for this was that the majority of Extended Care segment sales was derived from medical bed pads. Sales of medical bed pads and pet beds decreased by $251,000 to $553,000 in 2009.

DISTRIBUTION

Alpha Pro Tech employs an independent distributor network as the primary channel for getting our products to our target markets. This strategy offers us several advantages—it is extremely cost effective, is scalable to meet our growth objectives and has allowed us to establish several key long-term relationships—all of which provide us with a real competitive advantage. This allows us to remain focused on continued market penetration and sales growth in our target markets, most notably the pharmaceutical, high-tech clean room and construction industries.

We have had a strong long-term relationship with our largest distributor, VWR International, LLC ("VWR"), since our first contract with them in 1995. Sales to VWR accounted for 28.7% of our total 2009 sales. While this is the third year in a row that sales through VWR have decreased as a percentage of overall sales, VWR represented 38.0% of our total sales in 2008 and 45.1% in 2007, and sales in actual dollars terms increased 26.0% in 2009. The drop in the overall percentage is a direct result of high mask demand combined with our construction sales increasing.

Until recently, VWR has had the exclusive right to sell and distribute Alpha Pro Tech's Critical Cover® trade named disposable protective apparel products and non-exclusive rights to sell and distribute Alpha Pro Tech branded products. On March 29, 2010, the Company announced a strategic change in its disposable protective apparel distribution strategy and that the Critical Cover® trade name is no longer exclusive to VWR and will be made available to a broader distribution network. It is important to note that we market our construction related products through a completely different set of independent distributors.

Total Assets 2005-2009
(IN $ MILLIONS)


$40
$35
$30
$25
$20
$15
$10
$5
$0
2005
2006
2007
2008
2009

ALPHA PRO TECH TRADEMARKS

Masks	• Magic Arch® • Positive Facial Lock® • CoolOne™
Shields	• Coverall®
Shoecovers	• AquaTrak® • SureGrip® • UltraGrip™
Apparel	• Critical Cover® • Essential Solutions® • AlphaGuard® • GenPro® • ComforTech® • SmartWear™ • SofWear®
Building Products	• REX™ Wrap • REX™ Wrap Plus • REX™ SynFelt
Bed Pads	• Unreal Lambskin®

MANUFACTURING

Alpha Pro Tech implements a multi-pronged manufacturing strategy to produce our unique products at the highest quality levels and at competitive prices. This strategy includes a combination of our own production operations and joint-venture capabilities as well as third-party manufacturing. Products produced by third-party subcontractors are made to our exacting specifications and quality assurance guidelines. In addition, this allows us to be more vertically integrated by having some product manufactured into a semi-finished state by outside parties and finished and distributed by our own people.

For the products in our Disposable Protective Apparel segment, we employ a combination of our own facilities that includes a 60,000 square foot plant in Nogales, Arizona and a 35,000 square foot facility in Valdosta, Georgia. In addition, we employ a third-party subcontractor in China, and to a lesser extent, another third-party subcontractor in Mexico. Our Nogales plant is used for cutting, warehousing and shipping. The Valdosta facility produces our shoecovers on an automated line and operates our material coatings operation. Some of our proprietary products that are made in Asia are made with materials supplied by Alpha Pro Tech. This affords us more control over the proprietary nature of the materials.

The Building Supply segment manufactures and distributes our construction weatherization products out of a 50,000 square foot facility that is also located in Valdosta, Georgia. Due to the continued growth of our synthetic roof underlayment and housewrap products, this facility was just recently expanded in the first quarter of 2010 to 165,400 square feet. These products are made into a semi-finished state in India by Harmony Plastics Private Limited ("Harmony"), a company in which we have a 41.66% ownership stake. Harmony currently produces the synthetic roof underlayment in its 33,000 square foot facility and the housewrap and other products in its 60,000 square foot plant. In order to further add manufacturing capacity, Harmony financed a 20,000 square foot addition to this facility in late 2009.

Our face masks are produced in our 34,500 square foot facility in Salt Lake City, Utah, and our medical bed pads and pet beds are made in our 18,000 square foot facility in Janesville, Wisconsin.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2



You should read the following discussion and analysis together with our selected five-year consolidated financial data, our consolidated financial statements and the notes to our consolidated financial statements, which appear elsewhere in this report.

Special Note Regarding Forward-Looking Statements

Certain information set forth herein contains "forward-looking statements" within the meaning of federal securities laws. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to potential acquisitions, and other information that is not historical information. When used in this report, the words "estimates", "expects", "anticipates", "forecasts", "plans", "intends", "believes" and variations of such words or similar expressions are intended to identify forward-looking statements. We may make additional forward-looking statements from time to time. All forward-looking statements, whether written or oral and whether made by us or on our behalf, also are expressly qualified by this special note.

Any expectations based on these forward-looking statements are subject to risks and uncertainties and other important factors, including those discussed in the section entitled "Item 1A. Risk Factors." in the Company's Annual Report on Form 10-K filed with Securities and Exchange Commission for the fiscal year ended December 31, 2009. These and many other factors could affect Alpha Pro Tech Ltd.'s future operating results and financial condition, and could cause actual results to differ materially from expectations based on forward-looking statements made in this document or elsewhere by Alpha Pro Tech, Ltd. or on its behalf.

Critical Accounting Policies

The Financial Accounting Standards Board ("FASB") recognized the complexity of its standard-setting process and embarked on a revised process in 2004 that culminated in the release on July 1, 2009 of the *FASB Accounting Standards Codification*™ (the "FASB ASC"), which is also sometimes referred to as the "Codification" or the "ASC". The Codification does not change how the Company accounts for its transactions or the nature of related disclosures made. To the Company, this means instead of following the rules in Statement of Financial Accounting Standard No. 123(R) ("SFAS No. 123(R)"), *Share-Based Payment*, we will follow the guidance in ASC 718, *Stock Compensation*. References to generally accepted accounting principles ("GAAP") issued by the FASB, within Management's Discussion and Analysis of Financial Condition and Results of Operations and in the Notes to Consolidated Financial Statements included elsewhere in this report are to the Codification. The FASB finalized the Codification effective for periods ending on or after September 15, 2009. Prior FASB standards like SFAS No. 123(R), *Share-Based Payment*, are no longer being issued by the FASB.

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America ("United States") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of net sales and expenses during the reported periods. We base estimates on past experience and on various other assumptions that are believed to be reasonable under the circumstances. The application of these accounting policies on a consistent basis enables us to provide timely and reliable financial information. Our critical accounting polices include the following:

Inventories: Inventories include freight-in, materials, labor and overhead costs and are stated at the lower of cost (computed on a standard cost basis, which approximates average cost) or market. Provision is made for slow-moving, obsolete or unusable inventory. We assess our inventory for estimated obsolescence or unmarketable inventory and write down the difference between the cost of inventory and the estimated market value based upon assumptions about future sales and supply on-hand, if necessary. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Revenue Recognition: For sales transactions, we comply with the provisions of the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 104, *Revenue Recognition*, which states that revenue should be recognized when the following revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) title transfers and the customer assumes the risk of loss; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured. These criteria are satisfied upon shipment of product and revenues are recognized accordingly.

Sales Returns, Rebates and Allowances: Sales are reduced for any anticipated sales returns, rebates and allowances based on historical experience. Since our return policy is only 90 days and our products are not generally susceptible to external factors such as technological obsolescence or significant changes in demand, we are able to make a reasonable estimate for returns. We offer end-user product specific and sales volume rebates to select distributors. Our rebates are based on actual sales and accrued monthly.

Stock Based Compensation: Alpha Pro Tech, Ltd. ("Alpha Pro Tech" or "the Company") adopted FASB ASC 718, *Stock Compensation*, ("ASC 718" and formerly referred to as SFAS No. 123(R)), effective January 1, 2006, using the modified prospective application method. ASC 718 requires companies to record compensation expense for the value of all outstanding and unvested share-based payments, including employee stock options and similar awards.

The fair values of stock option grants are determined using the Black-Scholes-Merton option pricing model and are based on the following assumptions: expected stock price volatility based on historical and management's expectations of future volatility, risk-free interest rates from published sources, years to maturity based on historical data and no dividend yield, as management currently does not intend to pay dividends in the near future. The Black-Scholes-Merton option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and that are fully transferable. In addition, the option valuation model requires the input of highly subjective assumptions, including expected stock price volatility. Our stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect their fair value.

OVERVIEW

Alpha Pro Tech is in the business of protecting people, products and environments. We accomplish this by developing, manufacturing and marketing a line of high-value, disposable protective apparel and infection control products for the cleanroom, industrial, pharmaceutical, medical and dental markets. We also manufacture a line of building supply construction weatherization products. Our products are sold both under the "Alpha Pro Tech" brand name, as well as under private label.

Our products are grouped into three business segments: the Disposable Protective Apparel segment, consisting of disposable protective apparel; the Building Supply segment (formerly known as the Engineered Products segment), consisting of construction weatherization products, such as housewrap and synthetic roof underlayment; and the Infection Control segment, consisting of face masks, eye shields and medical bed pads, as well as a line of pet beds. Previously, the line of medical bed pads and pet beds were reported as a separate segment under the name of Extended Care. Because management is now looking at the Extended Care segment in conjunction with the Infection Control segment, and since the majority of the former Extended Care segment revenue is now generated from the medical bed pads, as of the first quarter of 2009, these products have been consolidated into the Infection Control segment. All financial information has been updated to reflect the updated segmentation.

Our target markets include pharmaceutical manufacturing, bio-pharmaceutical manufacturing and medical device manufacturing, lab animal research, high technology electronics manufacturing (which includes the semi-conductor market), medical and dental distributors, pet distributors, and construction, building supply and roofing distributors.

Our products are used primarily in cleanrooms, industrial safety manufacturing environments, health care facilities, such as hospitals, laboratories and dental offices, as well as building and re-roofing sites. Our products are distributed principally in the United States through a network consisting of purchasing groups, national distributors, local distributors, independent sales representatives and our own sales and marketing force.

RESULTS OF OPERATIONS

The following table sets forth certain operational data as a percentage of sales for the periods indicated:

	2009	2008	2007
Net sales	100.0%	100.0%	100.0%
Gross profit	48.4%	43.3%	46.4%
Selling, general and administrative expenses	24.6%	35.3%	35.4%
Income from operations	22.6%	6.3%	9.6%
Income before provision for income taxes	23.2%	7.0%	10.5%
Net income	15.1%	4.4%	6.8%

Fiscal 2009 Compared to Fiscal 2008

Sales. Consolidated sales for the twelve months ended December 31, 2009 increased to $59,697,000 from $35,786,000 for the twelve months ended December 31, 2008, representing an increase of $23,911,000, or 66.8%. This increase consisted of increased sales of Infection Control products of $14,343,000, increased Building Supply sales of $7,070,000 and increased sales of Disposable Protective Apparel products of $2,498,000. All segment sales were annual records.

Sales for the Disposable Protective Apparel segment for the twelve months ended December 31, 2009 increased by $2,498,000, or 12.4%, to an annual record of $22,701,000, compared to $20,203,000 for the same period of 2008. The segment increase was related primarily to increased sales to our largest distributor, as well as increased sales to a broad base of our distribution network. Sales in the fourth quarter of 2009, although a high for the year, were nevertheless adversely affected by a supply chain issue in which goods from Asia were delayed due to the high demand for products relating to the global H1N1 Influenza A pandemic.

Building Supply segment sales for the twelve months ended December 31, 2009 increased by $7,070,000, or 86.1%, to an annual record of $15,286,000, as compared to $8,216,000 for the same period of 2008. The segment increase of 86.1% was primarily due to a 103.6% increase in sales of REX™ SynFelt synthetic roof underlayment and a 41.0% increase in sales of REX™ Wrap housewrap. The sales mix of the Building Supply segment for the year ended December 31, 2009 was 72% for synthetic roof underlayment and 28% for housewrap. This compared to 64% for synthetic roof underlayment and 36% for housewrap in 2008.

Our REX™ SynFelt synthetic roof underlayment is perceived as a superior product in the industry and as the market evolves from felt paper to synthetic roof underlayment we believe that we are in a very good position to increase market share. Additionally, we believe that our high-quality, multi-color printed housewrap gives us a distinct competitive advantage in the marketplace and that our market share is growing even during this weak building market and economic downturn.

Our Building Supply segment distribution channel strategy continues to strengthen each quarter and should continue to broaden our ability to take advantage of market opportunities. We are currently working on opportunities with existing and new distributors, and we are optimistic about the future of this segment.

Infection Control segment sales for the twelve months ended December 31, 2009 increased by $14,343,000, or 194.7%, to an annual record of $21,710,000, compared to $7,367,000 for the same period of 2008. Mask sales were up by 283.3%, or $12,827,000, to $17,354,000, shield sales were up by 86.8%, or $1,767,000, to $3,803,000 and medical bed pad and pet beds were down 31.2%, or $251,000, to $553,000, compared to the twelve months ended December 31, 2008.

The overall increase in mask sales for 2009 was primarily attributable to the surge in N-95 respirator mask sales, which began in the second quarter of 2009 due to concerns relating to the H1N1 Influenza A pandemic. Our N-95 respirator mask sales started to slow down in the latter part of the fourth quarter and are expected to return to pre-H1N1 levels in 2010 unless concerns relating to the global H1N1 Influenza A pandemic resume. Shield sales were up primarily due to a $1.7 million non-recurring shield order received in the fourth quarter of 2008 and due to the H1N1 Influenza A pandemic.

Gross Profit. Gross profit increased by $13,394,000, or 86.5%, to $28,874,000 for the twelve months ended December 31, 2009 from $15,480,000 for the same period in 2008. The gross profit margin was 48.4% for the twelve months ended December 31, 2009 compared to 43.3% for the twelve months ended December 31, 2008.

Gross profit margin for the twelve months ended December 31, 2009 was positively affected by the change in product mix in which Infection Control sales, which have higher margins, increased as a percentage of total sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $2,062,000, or 16.3%, to $14,701,000 for the twelve months ended December 31, 2009 from $12,639,000 for the twelve months ended December 31, 2008. As a percentage of net sales, selling, general and administrative expenses decreased to 24.6% for the twelve months ended December 31, 2009 from 35.3% for the same period in 2008. The increase of $2,062,000 in expenses was primarily due to a $225,000 severance agreement for our previous Senior Vice President of Marketing, which was expensed during the first quarter of 2009, increased employee compensation of $345,000, increased executive bonus of $1,260,000 and increased commissions of $409,000, partially offset by decreased travel expenses of $153,000.

The chief executive officer and president are each entitled to a bonus equal to 5% of the pre-tax profits of the Company, excluding bonus expense. Bonuses of $1,540,000 were accrued for the twelve months ended December 31, 2009, as compared to $280,000 in the same period of 2008.

Depreciation and Amortization. Depreciation and amortization expense increased by $79,000, or 13.5%, to $665,000 for the twelve months ended December 31, 2009 from $586,000 for the same period in 2008. The increase was primarily attributable to increased depreciation for the Building Supply segment.

Income from Operations. Income from operations increased by $11,253,000, or 499.0%, to $13,508,000 for the twelve months ended December 31, 2009, as compared to income from operations of $2,255,000 for the twelve months ended December 31, 2008. The increase in income from operations was due to an increase in gross profit of $13,394,000, an increase in selling, general and administrative expenses of $2,062,000 and an increase in depreciation and amortization of $79,000.

Equity in Income of Unconsolidated Affiliates. For the year ended December 31, 2009, we recorded equity in income of unconsolidated affiliates of $333,000 as compared to $185,000 for the same period of 2008.

Net Interest. For the twelve months ended December 31, 2009, net interest income was $17,000, compared to net interest income of $75,000 for the twelve months ended December 31, 2008. Interest income decreased to $25,000 for the year ended December 31, 2009, as compared to $76,000 for the same period of 2008, due to lower interest rates. Interest expense increased to $8,000 for the year ended December 31, 2009, compared to $1,000 for the same period of 2008.

Income before Provision for Income Taxes. Income before provision for income taxes for the twelve months ended December 31, 2009 was $13,858,000, compared to $2,515,000 for the twelve months ended December 31, 2008, representing an increase of $11,343,000, or 451.0%. The increase in income before provision for income taxes was due primarily to an increase in income from operations of $11,253,000, and an increase of $148,000 in equity in income of unconsolidated affiliates, partially offset by a decrease in net interest income of $58,000.

Provision for Income Taxes. The provision for income taxes for the twelve months ended December 31, 2009 was $4,817,000, compared to $951,000 for the same period of 2008. The effective tax rate was 34.8% for the twelve months ended December 31, 2009, as compared to 37.8% for the same period in 2008. The difference in the effective rate was primarily due to a decrease in state taxes and other taxes as a percentage of income before provision for income taxes. Management expects the effective tax rate to be in the 36% range going forward.

Net Income. Net income for the twelve months ended December 31, 2009 was $9,041,000, compared to net income of $1,564,000 for the twelve months ended December 31, 2008, an increase of $7,477,000, or 478.1%. The net income increase was primarily due to an increase in income before provision for income taxes of $11,343,000, partially offset by an increase in income taxes of $3,866,000. Net income as a percentage of sales for the twelve months ended December 31, 2009 and 2008 was 15.1% and 4.4%, respectively. Basic income per share for the year ended December 31, 2009 and 2008 was $0.40 and $0.06, respectively. Diluted income per share for the year ended December 31, 2009 and 2008 was $0.39 and $0.06, respectively.

Fiscal 2008 Compared to Fiscal 2007

Sales. Consolidated sales for the twelve months ended December 31, 2008 increased to $35,786,000 from $35,453,000 for the twelve months ended December 31, 2007, representing an increase of $333,000, or 0.9%. This increase consisted of increased sales of Engineered Products segment of $2,989,000, partially offset by decreased sales of Disposable Protective Apparel products of $2,380,000 and decreased sales from our Infection Control segment of $276,000.

Sales for the Disposable Protective Apparel segment for the twelve months ended December 31, 2008 decreased by $2,380,000, or 10.5%, to $20,203,000, compared to $22,583,000 for the same period of 2007. The decrease was primarily related to decreased sales to our largest distributor, as well as lower sales to other cleanroom and industrial distributors, partially offset by increased sales to a major national distributor with which we received preferred vendor status during the first quarter of 2008. Although our shipments to our largest distributor were weak in 2008, their shipments of our products to their end users were much stronger than our sales to them.

Building Supply segment (formerly known as "Engineered Products") sales for the twelve months ended December 31, 2008 increased by $2,989,000, or 57.2%, to $8,216,000, as compared to $5,227,000 for the same period of 2007. The segment increase of 57.2% was primarily due to a 119.9% increase in sales of REX™ SynFelt synthetic roof underlayment and a 9.8% increase in sales of REX™ Wrap housewrap. The sales mix of the Engineered Products sales for the year ended December 31, 2008 was 64% synthetic roof underlayment and 36% housewrap. This compared to 47% synthetic roof underlayment and 53% housewrap in 2007.

Our Building Supply segment distribution channel strategy is continuing to gain momentum. Our REX™ synthetic roof underlayment is being positively received as a superior product in the industry, and we believe that is a cost effective and better alternative to felt paper. Our ICC-ES approval for our REX™ Wrap housewrap significantly expands our market opportunities, as many construction supply companies, builders and architects require this certification to sell the product. Additionally, our high-quality, multi-color printed housewrap gives us a distinct competitive advantage in the marketplace.

Infection Control segment sales for the twelve months ended December 31, 2008 decreased by $276,000, or 3.6%, to $7,367,000, compared to $7,643,000 for the same period of 2007. Shield sales were up 4.8%, mask sales were down 1.0% and medical bed pads and pet beds were down 28.9% when compared to last year. Shield sales improved in 2008 due to the fact that we received a $1.7 million shield order in the fourth quarter of 2008, from the same customer from which we received the non-recurring order from in the first quarter of 2007. This order shipped out over a period of three quarters and commenced shipping in the fourth quarter of 2008. As of December 31, 2008 we had shipped $580,000 of the order, the balance of $1,161,000 shipped in 2009. Mask sales decreased by 1.0% in 2008 primarily due a decrease in N-95 respirator mask sales, partially offset by an increase in dental and industrial mask sales. Medical bed pad and pet beds sales were down 28.9% or $327,000, the decrease was primarily the result of lower pet bed sales.

Gross Profit. Gross profit decreased by 0.6% to $15,480,000 for the twelve months ended December 31, 2008 from $16,442,000 for the same period in 2007. The gross profit margin was 43.3% for the twelve months ended December 31, 2008, compared to 46.4% for the twelve months ended December 31, 2007.

Gross profit margin for 2008 was affected by the change in product mix in which Engineered Products sales, which had lower margins, increased to 23.0% for 2008, as compared to 14.7% for the previous year. Additionally, cost of goods for the Disposable Protective Apparel segment increased in China and the United States due to increased labor and material costs in China, the strengthening Chinese currency and higher crude oil prices, which has also impacted our gross profit margin.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $98,000, or 0.8%, to $12,639,000 for the twelve months ended December 31, 2008 from $12,541,000 for the twelve months ended December 31, 2007. As a percentage of net sales, selling, general and administrative expenses decreased slightly to 35.3% for the twelve months ended December 31, 2008 from 35.4 % for the same period in 2007. The increase was primarily due to increased employee compensation of $423,000, increased professional fees of $47,000, increased outside service expenses of $89,000, increased insurance expense of $125,000 (primarily related to the Building Supply segment), increased public company related expenses of $121,000, of which $74,000 was related to Sarbanes Oxley 404 internal control compliance, increased option expense of $66,000 and increased loss on foreign exchange of $91,000, partially offset by decreased marketing expenses of $187,000, decreased travel expenses of $192,000, decreased executive bonus of $133,000 and a severance agreement of $320,000 for our previous Senior VP of Manufacturing in April 2007 and decreased research and development costs of $42,000.

The chief executive officer and president are each entitled to a bonus equal to 5% of the pre-tax profits of the Company. Bonuses of $280,000 were accrued for the twelve months ended December 31, 2008, as compared to $413,000 in the same period of 2007.

Depreciation and Amortization. Depreciation and amortization expense increased by $92,000, or 18.6%, to $586,000 for the twelve months ended December 31, 2008 from $494,000 for the same period in 2007. The increase was primarily attributable to increased depreciation for Engineered Products.

Income from Operations. Income from operations decreased by $1,152,000 or 33.8%, to $2,255,000 for the twelve months ended December 31, 2008, as compared to income from operations of $3,407,000 for the twelve months ended December 31, 2007. The decrease in income from operations was due to a decrease in gross profit of $962,000, an increase in selling, general and administrative expenses of $98,000 and an increase in depreciation and amortization of $92,000.

Equity in Income of Unconsolidated Affiliates. For the year ended December 31, 2008, we recorded equity in income of unconsolidated affiliates of $185,000, as compared to $214,000 for the same period of 2007.

Net Interest. For the twelve months ended December 31, 2008, net interest income was $75,000, compared to net interest income of $94,000 for the twelve months ended December 31, 2007. Interest income decreased to $76,000 for the year ended December 31, 2008, as compared to $102,000 for the same period of 2007, due to lower interest rates. Interest expense decreased to $1,000 for the year ended December 31, 2008 compared to $8,000 for the same period of 2007.

Income before Provision for Income Taxes. Income before provision for income taxes for the twelve months ended December 31, 2008 was $2,515,000, compared to $3,715,000 for the twelve months ended December 31, 2007, representing a decrease of $1,200,000, or 32.3%. The decrease in income before provision for income taxes was due primarily to a decrease in income from operations of $1,152,000, a decrease of $29,000 in equity in income of unconsolidated affiliates (Harmony) and a decrease in net interest income of $19,000.

Provision for Income Taxes. The provision for income taxes for the twelve months ended December 31, 2008 was $951,000, compared to $1,298,000 for the same period of 2007. The effective tax rate was 37.8% for the twelve months ended December 31, 2008, as compared to 35.0% for the same period in 2007. The difference in the effective rate was primarily due to an increase in state taxes and other taxes.

Net Income. Net income for the twelve months ended December 31, 2008 was $1,564,000, compared to net income of $2,417,000 for the twelve months ended December 31, 2007, a decrease of $853,000, or 35.3%. The net income decrease was primarily due to a decrease in income before provision for income taxes of $1,200,000, partially offset by a decrease in income taxes of $347,000. Net income as a percentage of sales for the twelve months ended December 31, 2008 and 2007 was 4.4% and 6.8%, respectively. Basic income per share for the year ended December 31, 2008 and 2007 was $0.06 and $0.10, respectively. Diluted income per share for the year ended December 31, 2008 and 2007 was $0.06 and $0.09, respectively.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2009, we had cash and cash equivalents of $9,753,000 and working capital of $28,994,000, representing an increase in working capital of 33.7%, or $7,301,000, since December 31, 2008. As of December 31, 2009, our current ratio was 6:1, compared to 13:1 as of December 31, 2008. Cash and cash equivalents increased by 113.0%, or $5,175,000, to $9,753,000 as of December 31, 2009, compared to $4,578,000 as of December 31, 2008. The increase in cash and cash equivalents was due to cash provided by operating activities of $7,543,000, cash provided by the exercise of stock options of $194,000 and cash provided by the income tax benefit from stock options exercised of $70,000, offset by cash paid for the repurchase of common stock of $2,109,000 and cash used in investing activities of $523,000 for the aggregate purchase of property and equipment and intangible assets.

We have a $3,500,000 credit facility with Wells Fargo Bank, consisting of a line of credit with interest at prime plus 0.5%. As of December 31, 2009, the prime interest rate was 3.25%. This credit line was renewed in May 2009 and expires in May 2011. Our borrowing capacity on the line of credit was $3,500,000 as of December 31, 2009. The available line of credit is based on a formula of eligible accounts receivable and inventories. As of December 31, 2009, we did not have any borrowings under this credit facility.

Net cash provided by operating activities was $7,543,000 for the twelve months ended December 31, 2009, compared to $3,846,000 net cash provided by operating activities for the year ended December 31, 2008. The net cash provided by operating activities of $7,543,000 for the year ended December 31, 2009 was due to net income of $9,041,000, adjusted by the following: an increase in amortization of share-based compensation expense of $209,000, an increase in depreciation and amortization of $665,000, an increase in equity in income of unconsolidated affiliates of $333,000, a net change in deferred income taxes of $140,000, an increase in accounts receivable of $3,502,000, an increase in inventory of $1,037,000, an increase in prepaid expenses and other current assets of $1,452,000 and an increase in accounts payable and accrued liabilities of $3,812,000.

Accounts receivable increased by $3,502,000, or 68.8%, to $8,593,000 as of December 31, 2009 from $5,091,000 as of December 31, 2008. The increase in accounts receivable was primarily related to the increase in sales. The number of days of sales outstanding as of December 31, 2009 was 53 days, compared to 51 days as of December 31, 2008.

Inventory increased by $1,037,000, or 8.6%, to $13,094,000 as of December 31, 2009 from $12,057,000 as of December 31, 2008. The increase was primarily due to an increase in inventory for the Infection Control segment of $2,551,000, or 165.7%, to $4,090,000 as of December 31, 2009 due to a significant increase in sales. In addition, inventory for the Disposable Protective Apparel segment increased by $890,000, or 19.4%, to $5,468,000. This was partially offset by a decrease in inventory for the Building Supply segment of approximately $2,404,000, or 40.5%, to $3,536,000 as of December 31, 2009.

Prepaid expenses and other current assets increased by $1,452,000, or 108.4%, to $2,792,000 as of December 31, 2009 from $1,340,000 as of December 31, 2008. The increase was primarily due to an increase in prepaid deposits on inventory from Asia.

Accounts payable and accrued liabilities as of December 31, 2009 increased by $3,812,000, or 202.4%, to $5,695,000 from $1,883,000 as of December 31, 2008. The change was primarily due to an increase in trade payables of $2,343,000 and an increase in accrued liabilities of $1,469,000. Accrued liabilities for the year ended December 31, 2009 increased as follows: commission and bonus accrual increased by $1,633,000 and accrued rebates and other increased by $75,000, partially offset by decreases in accrued payroll expenses of $149,000 and accrued professional fees of $90,000. Trade payables have increased to meet the inventory stocking demands of our increased sales.

Net cash used in investing activities was $523,000 for the year ended December 31, 2009, compared to net cash used in investing activities of $1,207,000 for the same period of 2008. Our investing activities for the year ended December 31, 2009 consisted primarily of expenditures for property and equipment of $537,000 and the purchase of intangible assets of $11,000, compared to $1,156,000 and $51,000, respectively, for the same period of 2008. The expenditures for property and equipment in 2009 were primarily for the Building Supply and Infection Control segments. The expenditures for property and equipment in 2008 were primarily for the Building Supply segment. We expect to purchase approximately $1,500,000 to $2,000,000 of equipment in 2010.

Net cash used in financing activities was $1,845,000 for the year ended December 31, 2009, compared to net cash used in financing activities of $2,125,000 for the same period of 2008. Our financing activities for both periods were primarily due to the repurchase of common stock.

As of December 31, 2009, we had $862,000 available for additional stock purchases under our repurchase program. During the year ended December 31, 2009, we repurchased 1,554,900 shares of common stock at a cost of $2,109,000. As of December 31, 2009, we had repurchased a total of 6,193,800 shares of common stock at a cost of $7,658,000 through our repurchase program. We retire all stock repurchases upon repurchase. Future repurchases are expected to be funded from cash on hand and cash flows from operations.

As shown below, at December 31, 2009, our contractual cash obligations totaled approximately $5,000,000 all of which consisted of real estate leases.

We believe that cash generated from operations, our current cash balance and the funds available under our credit facility will be sufficient to satisfy our projected working capital and planned capital expenditures for the foreseeable future.

New Accounting Standards

In the third quarter of 2009, the Company adopted the FASB ASC ("ASC XXX-YY-ZZ-PP"), where XXX is the Topic, YY is the Subtopic, ZZ is the Section, and PP is the Paragraph. In the case of SEC content, an "S" precedes the Section number). The ASC is the single official source of authoritative, nongovernmental generally accepted accounting principles ("GAAP"), other than guidance issued by the SEC. The adoption of the ASC did not have any impact on the consolidated financial statements included herein.

FASB ASC 820, *Fair Value Measurements and Disclosures*, ("ASC 820" and formerly referred to as SFAS No. 157), establishes a framework for measuring fair value in GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. ASC 820 is effective for fiscal years beginning after November 15, 2007. ASC 820-10-65, *Transition and Open Effective Date Information*, deferred the effective date of ASC 820 for non-financial assets and liabilities that are not on a recurring basis recognized or disclosed at fair value in the consolidated financial statements, to fiscal years, and interim periods, beginning after November 15, 2008. The application of ASC 820 for non-financial assets and liabilities did not have a significant impact on the consolidated earnings or the consolidated financial position of the Company for the periods presented.

FASB ASC 805, *Business Combinations*, ("ASC 805" and formerly referred to as SFAS No. 141(R)) requires the acquisition method to be applied to all transactions and other events in which an entity obtains control over one or more other businesses, requires the acquirer to recognize the fair value of all assets and liabilities acquired, even if less than one hundred percent ownership is acquired, and establishes the acquisition date fair value as measurement date for all assets and liabilities assumed. The guidance within ASC 805 is effective prospectively for any acquisitions made after fiscal years beginning after December 15, 2008. The application of ASC 805 did not have a significant impact on consolidated earnings nor the consolidated financial position for the periods presented.

CONTRACTUAL OBLIGATIONS

Payments Due by Period	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years	Total
Operating Lease Obligations	$130,000	$2,062,000	$950,000	$1,858,000	$5,000,000
Total Contractual Cash Obligations	$130,000	$2,062,000	$950,000	$1,858,000	$5,000,000

FASB ASC 810, *Consolidation*, ("ASC 810"), ASC 810-10-65, *Transition and Open Effective Date Information* ("ASC 810-10-65" and formerly referred to as SFAS No. 160) establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated financial statements. ASC 810-10-65 is effective for fiscal years beginning after December 15, 2008. The application of ASC 810-10-65 did not have a significant impact on consolidated earnings or the consolidated financial position of the Company as the Company does not consolidate its partially owned affiliate.

FASB ASC 825, *Financial Instruments*, ("ASC 825"), ASC 825-10-65, *Transition and Open Effective Date Information* ("ASC 825-10-65" and formerly referred to as FSP FAS No. 107-1 and APB Opinion No.28-1) requires disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. This guidance also requires those disclosures in summarized financial information at interim reporting periods. ASC 825-10-65 is effective prospectively for interim reporting periods ending after June 15, 2009. The application of ASC 825-10-65 expanded the Company's disclosures regarding the use of fair value in interim periods.

FASB ASC 855, *Subsequent Events* ("ASC 855" and formerly referred to as SFAS No. 165), modified the subsequent event guidance. The three modifications to the subsequent events guidance are: 1) To name the two types of subsequent events either as recognized or non-recognized subsequent events, 2) To modify the definition of subsequent events to refer to events or transactions that occur after the balance sheet date, but before the financial statements are issued or available to be issued and 3) To require entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date, i.e. whether that date represents the date the financial statements were issued or were available to be issued. This guidance is effective for interim or annual financial periods ending after June 15, 2009, and should be applied prospectively.

FASB ASC 810, *Consolidation*, ("ASC 810" and formerly referred to as SFAS No. 167), eliminates a required quantitative approach to determine whether a variable interest gives an entity a controlling financial interest in a variable interest entity in favor of a qualitatively focused analysis. This guidance is effective for the Company beginning in the first quarter of fiscal year 2010. The Company is currently evaluating the impact that the adoption of ASC 810 will have on its consolidated financial statements.

FASB ASC 105, *Generally Accepted Accounting Principles*, ("ASC 105" and formerly referred to as SFAS No. 168), establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05 ("ASU No. 2009-05"), *Fair Value Measurements and Disclosures (Topic 820): Measuring Liabilities at Fair Value*. This update provides amendments to reduce potential ambiguity in financial reporting when measuring the fair value of liabilities. Among other provisions, this update provides clarification that in circumstances, in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the valuation techniques described in ASU No. 2009-05. ASU No. 2009-05 is effective for the Company's annual consolidated financial statements for the year ended December 31, 2009. The application of ASU No. 2009-05 did not have a significant impact on the consolidated earnings nor the consolidated financial position for the periods presented.

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements – A Consensus of the FASB Emerging Issues Task Force*. This update provides application guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific or third-party evidence is available. The Company will be required to apply this guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011; however, earlier application is permitted. The Company has not determined the impact that this update may have on its consolidated financial statements.

In February 2010, the FASB issued Accounting Standards Update No. 2010-09 ("ASU No. 2010-09"), *Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements*, effective February 24, 2010. The amendments in ASU No. 2010-09 remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements.

We periodically review new accounting standards that are issued. Although some of these accounting standards may be applicable to us, we have not identified any other new standards that we believe merit further discussion, and we expect that none would have a significant impact on our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We subcontract the manufacture of products in China and, to a lesser extent in Mexico, and have a joint venture in India. In addition, our principal executive office, with 21 employees, is located in Canada. We do not believe that we have a material foreign currency exposure due to the fact that our purchase agreements with companies in China, India and Mexico are settled in United States of America ("U.S.") dollars. In addition, all sales transactions are in U.S. dollars. In Canada, our foreign currency exposure is not material due to the fact that we do not conduct manufacturing operations in Canada but is limited to payroll expenses in the Canadian branch office.

We do not expect any significant effect on our consolidated results of operations from inflation or interest or currency rate fluctuations. We do not hedge our interest rate or foreign exchange risks.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On July 21, 2009, the Company dismissed its independent registered public accounting firm, PricewaterhouseCoopers LLP ("PwC"), and engaged Mayer Hoffman McCann P.C. ("MHM") to serve as the Company's independent registered public accounting firm. The dismissal of PwC and the appointment of MHM were approved by the Company's Audit Committee. MHM reviewed the Company's quarterly financial statements beginning with the fiscal quarter ended June 30, 2009 and audited the Company's financial statements for the fiscal year ended December 31, 2009.

The reports of PwC on the Company's consolidated financial statements as of and for the fiscal years ended December 31, 2007 and 2008 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principle.

During the fiscal years ended December 31, 2007 and 2008 and through July 21, 2009, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in its reports on the Company's consolidated financial statements for such years. Furthermore, no "reportable events" (as defined in Item 304(a)(1)(v) of Regulation S-K) occurred during the fiscal years ended December 31, 2007 or 2008 and through July 21, 2009.

The Company provided PwC with a copy of the foregoing disclosures and requested that PwC furnish it with a letter addressed to the Securities and Exchange Commission ("SEC") stating whether or not PwC agreed with the statements made by the Company with respect to PwC set forth above, and, if not, stating the respects in which PwC did not agree. A copy of PwC's letter was attached as Exhibit 16 to the Current Report on Form 8-K filed by the Company on July 24, 2009.

During the Company's fiscal years ended December 31, 2007 and 2008 and through July 21, 2009, neither the Company, nor anyone on the Company's behalf, consulted MHM regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements or (ii) any other matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a "reportable event" (as defined in Item 304(a)(1)(v) of Regulation S-K).

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act as of December 31, 2009 pursuant to the evaluation of these controls and procedures required by Rule 13a-15 of the Exchange Act. Disclosure controls and procedures are the controls and other procedures that we have designed to ensure that we record, process, summarize and report in a timely manner the information that we must disclose in reports that we file with or submit to the SEC under the Exchange Act.

In designing and evaluating our disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and that we are required to apply our judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on the evaluation, our principal executive and financial officers concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Consolidated Balance Sheets

DECEMBER 31,	2009	2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 9,753,000	$ 4,578,000
Accounts receivable, net of allowance for doubtful accounts of $65,000 and $71,000 at December 31, 2009 and 2008, respectively	8,593,000	5,091,000
Inventories, net	13,094,000	12,057,000
Prepaid expenses and other current assets	2,792,000	1,340,000
Deferred income taxes	457,000	510,000
Total current assets	34,689,000	23,576,000
Property and equipment, net	3,843,000	3,942,000
Goodwill, net	55,000	55,000
Intangible assets, net	184,000	202,000
Equity investments in and advances to unconsolidated affiliates	1,701,000	1,393,000
Total assets	$ 40,472,000	$ 29,168,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,963,000	$ 620,000
Accrued liabilities	2,732,000	1,263,000
Total current liabilities	5,695,000	1,883,000
Deferred income taxes	906,000	819,000
Total liabilities	6,601,000	2,702,000
Commitments and contingencies (Note 11)		
Shareholders' equity:		
Common stock, $.01 par value, 50,000,000 shares authorized, 22,419,285 and 23,850,855 issued and outstanding at December 31, 2009 and 2008, respectively	224,000	239,000
Additional paid-in capital	23,164,000	24,785,000
Accumulated surplus/(deficit)	10,483,000	1,442,000
Total shareholders' equity	33,871,000	26,466,000
Total liabilities and shareholders' equity	$ 40,472,000	$ 29,168,000

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Income Statements

YEAR ENDED DECEMBER 31,	2009	2008	2007
Net sales:	$ 59,697,000	$ 35,786,000	$ 35,453,000
Cost of goods sold, excluding depreciation and amortization shown below	30,823,000	20,306,000	19,011,000
Gross profit	28,874,000	15,480,000	16,442,000
Expenses:			
Selling, general and administrative	14,701,000	12,639,000	12,541,000
Depreciation and amortization	665,000	586,000	494,000
Income from operations	13,508,000	2,255,000	3,407,000
Other income:			
Equity in income of unconsolidated affiliates	333,000	185,000	214,000
Interest, net	17,000	75,000	94,000
Income before provision for income taxes	13,858,000	2,515,000	3,715,000
Provision for income taxes	4,817,000	951,000	1,298,000
Net income	$ 9,041,000	$ 1,564,000	$ 2,417,000
Basic income per share	$ 0.40	$ 0.06	$ 0.10
Diluted income per share	$ 0.39	$ 0.06	$ 0.09
Basic weighted average shares outstanding	22,808,099	24,773,497	25,319,656
Diluted weighted average shares outstanding	23,445,564	24,773,497	25,615,730

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Surplus/(Deficit)	Total
Balance at December 31, 2006	24,509,580	$245,000	$25,774,000	$(2,539,000)	$23,480,000
Options exercised	1,646,375	17,000	1,414,000	–	1,431,000
Common stock repurchased & retired	(572,300)	(6,000)	(901,000)	–	(907,000)
Income tax benefit from stock options exercised	–	–	225,000	–	225,000
Share based compensation expense	–	–	158,000	–	158,000
Net income	–	–	–	2,417,000	2,417,000
Balance at December 31, 2007	25,583,655	$256,000	$26,670,000	$(122,000)	$26,804,000
Common stock repurchased & retired	(1,732,800)	(17,000)	(2,108,000)	–	(2,125,000)
Share based compensation expense	–	–	223,000	–	223,000
Net income	–	–	–	1,564,000	1,564,000
Balance at December 31, 2008	23,850,855	$239,000	$24,785,000	$1,442,000	$26,466,000
Options exercised	123,330	1,000	193,000	–	194,000
Common stock repurchased & retired	(1,554,900)	(16,000)	(2,093,000)	–	(2,109,000)
Income tax benefit from stock options exercised	–	–	70,000	–	70,000
Share based compensation expense	–	–	209,000	–	209,000
Net income	–	–	–	9,041,000	9,041,000
Balance at December 31, 2009	22,419,285	$224,000	$23,164,000	$10,483,000	$33,871,000

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

YEAR ENDED DECEMBER 31,	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 9,041,000	$ 1,564,000	$ 2,417,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Share-based compensation expenses	209,000	223,000	158,000
Depreciation and amortization	665,000	586,000	494,000
Equity in income of unconsolidated affiliates	(333,000)	(185,000)	(214,000)
Deferred income taxes	140,000	(19,000)	30,000
Changes in assets and liabilities:			
Accounts receivable, net	(3,502,000)	(669,000)	1,735,000
Inventories, net	(1,037,000)	2,150,000	(1,398,000)
Prepaid expenses and other current assets	(1,452,000)	248,000	(393,000)
Accounts payable and accrued liabilities	3,812,000	(52,000)	(744,000)
Net cash provided by operating activities	7,543,000	3,846,000	2,085,000
CASH FLOWS FROM INVESTING ACTIVITIES:			
Repayments of advances to unconsolidated affiliates	25,000	–	–
Purchase of property and equipment	(537,000)	(1,156,000)	(555,000)
Purchase of intangible assets	(11,000)	(51,000)	(52,000)
Net cash used in investing activities	(523,000)	(1,207,000)	(607,000)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of stock options	194,000	–	1,431,000
Payments for the repurchase of common stock	(2,109,000)	(2,125,000)	(907,000)
Income tax benefit from stock options exercised	70,000	–	225,000
Net cash provided by (used in) financing activities	(1,845,000)	(2,125,000)	749,000
Increase in cash and cash equivalents	5,175,000	514,000	2,227,000
Cash and cash equivalents, beginning of period	4,578,000	4,064,000	1,837,000
Cash and cash equivalents, end of period	$ 9,753,000	$ 4,578,000	$ 4,064,000
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid for interest	$ 2,000	$ 1,000	$ 9,000
Cash paid for income taxes	$ 4,614,000	$ 1,053,000	$ 1,036,000

The accompanying notes are an integral part of these consolidated financial statements.

1. THE COMPANY

Alpha Pro Tech, Ltd. ("Alpha Pro Tech" or the "Company") is in the business of protecting people, products and environments. The Company accomplishes this by developing, manufacturing and marketing a line of disposable protective apparel for the cleanroom, industrial and pharmaceutical markets, a line of building supply products for the new home and re-roofing markets and a line of infection control products for the medical and dental markets.

The Disposable Protective Apparel segment consists of a complete line of shoecovers, bouffant caps, coveralls, gowns, frocks and lab coats.

The line of Building Supply products (formerly known as the Engineered Products segment) consists of construction weatherization products such as housewrap and synthetic roof underlayment.

The Infection Control line of products includes a line of face masks, eye shields and medical bed pads, as well as a line of pet beds. Previously, the line of medical bed pads and pet beds were reported as a separate segment under the name Extended Care. Because management is now looking at the Extended Care segment in conjunction with the Infection Control segment, and since the majority of the Extended Care segment revenue is now generated from the medical bed pads, it is now appropriate for these segments to be consolidated in the Infection Control segment. All numbers have been updated to reflect the updated segmentation.

The Company's products are sold both under the "Alpha Pro Tech" brand name, as well as under private label, and are predominantly sold in the United States of America ("U.S.").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiary, Alpha Pro Tech, Inc. ("APT"), as well as APT's wholly-owned subsidiary, Alpha Pro Tech Engineered Products, Inc. All significant intercompany accounts and transactions have been eliminated.

Events that occurred after December 31, 2009 through the date on which these consolidated financial statements have been filed with the Securities and Exchange Commission ("SEC") were considered in the preparation of these consolidated financial statements.

Inventories
Inventories include freight-in, materials, labor and overhead costs and are stated at the lower of cost (computed on a standard cost basis, which approximates average cost) or market. Provision is made for slow-moving, obsolete or unusable inventory. The Company assesses inventory for estimated obsolescence or unmarketable inventory and writes down the difference between the cost of inventory and the estimated market value based upon assumptions about future sales and supply on-hand.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation and amortization and is depreciated or amortized using the straight-line method over the shorter of the respective useful lives of the assets or the related lease terms as follows:

Buildings	25 years
Machinery and equipment	5-15 years
Office furniture and equipment	2-7 years
Leasehold improvements	4-5 years

Expenditures for renewals and betterments are capitalized, whereas costs of maintenance and repairs are charged to operations in the period incurred.

Goodwill and Intangible Assets
The Company adopted the Financial Accounting Standards Board ("FASB") *Accounting Standards Codification* ("FASB ASC", "ASC" or "Codification") 350, *Intangibles – Goodwill and Other*, ("ASC 350" and formerly referred to as SFAS No. 142) effective January 1, 2002. ASC 350 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. As prescribed by ASC 350, goodwill is not amortized, but rather is tested annually for impairment (Note 5). ASC 350 also prescribes that intangible assets with finite lives be amortized over their useful lives (Note 5). The Company's patents and trademarks are recorded at cost and are amortized using the straight-line method over their estimated useful lives of 5-17 years.

Impairment of Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amounts of the assets may not be fully recoverable. An impairment loss is recognized when the estimated undiscounted future net cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The Company believes that the future net cash flows to be received from its long-lived assets exceed the assets' carrying values, and accordingly, the Company has not recognized any impairment losses during the years ended December 31, 2009, 2008 and 2007.

Revenue Recognition

For sales transactions, the Company complies with the provisions of Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition*, which states that revenue should be recognized when the following revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) title transfers and the customer assumes the risk of loss; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured. These criteria are satisfied upon shipment of product and revenues are recognized accordingly.

Sales are reduced for any anticipated sales returns, rebates and allowances based on historical data.

Shipping and Handling Costs

The costs of shipping product to distributors are classified in cost of goods sold.

Stock Based Compensation

The Company maintains a stock option plan under which the Company may grant incentive stock options and non-qualified stock options to employees and non-employee directors. Stock options have been granted with exercise prices at or above the fair market value of the underlying shares of common stock on the date of grant. Options vest and expire according to terms established at the grant date.

The Company adopted FASB ASC 718, *Stock Compensation*, ("ASC 718" and formerly referred to as SFAS No. 123(R)), effective January 1, 2006, using the modified prospective application method. ASC 718 requires companies to record compensation expense for the value of all outstanding and unvested share-based payments, including employee stock options and similar awards.

For the years ended December 31, 2009, 2008 and 2007 there were 0, 550,000 and 435,000 stock options granted, respectively, under the option plan. The Company recognized $209,000, $223,000 and $158,000 in share-based compensation expense in its consolidated financial statements for the years ended December 31, 2009, 2008 and 2007, respectively, related to previously issued options. The Company recognized a tax benefit related to share-based compensation awards of $70,000, $0 and $225,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, ("ASC 740" and formerly referred to as SFAS No. 109). ASC 740 requires an asset and liability approach for accounting for income taxes. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not such assets will be realized.

The Company adopted FASB ASC 740-10-25-16, *Income Taxes*, ("ASC 740-10-25-16" and formerly referred to as FIN No. 48), related to accounting for uncertain tax positions on January 1, 2007. As a result, the Company recognized no additional liability or reduction in deferred tax asset for uncertain tax benefits. The Company has evaluated the tax contingencies in accordance with ASC 740-10-25-16. At December 31, 2009 and 2008, the Company did not have any uncertain tax positions.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and in various states and foreign jurisdictions. The Company is no longer subject to U.S. federal, state and local, income tax examination by tax authorities for years before 2006. The Company is not currently under examination in any of its jurisdictions in which it operates.

Net Income Per Share

The following table provides a reconciliation of both net income and the number of shares used in the computations of "basic" earnings per share ("EPS"), which utilizes the weighted average number of shares outstanding without regard to potential shares, and "diluted" EPS, which includes all such dilutive shares for the years ended December 31, 2009, 2008 and 2007, respectively.

FOR THE YEAR ENDED DECEMBER 31,	2009	2008	2007
Net income (Numerator)	$ 9,041,000	$ 1,564,000	$ 2,417,000
Shares (Denominator):			
Basic weighted average shares outstanding	22,808,099	24,773,497	25,319,656
Add: Dilutive effect of stock options	637,465	–	296,074
Diluted weighted average shares outstanding	23,445,564	24,773,497	25,615,730
Net income per share:			
Basic	$ 0.40	$ 0.06	$ 0.10
Diluted	$ 0.39	$ 0.06	$ 0.09

Translation of Foreign Currencies

Transactions in foreign currencies during the reporting periods are translated into U.S. dollars at the exchange rate prevailing at the transaction date. Monetary assets and liabilities in foreign currencies at each period end are translated at the exchange rate in effect at that date. Transaction gains or losses on foreign currencies are reflected in selling, general and administrative expenses for the periods presented and were not material for the years ended December 31, 2009, 2008 and 2007.

The Company does not have a material foreign currency exposure due to the fact that all purchase agreements with companies in Asia and Mexico are in U.S. dollars. In addition, all sales transactions are in U.S. dollars. The Company's only foreign currency exposure is with its Canadian branch office. The foreign currency exposure is not material due to the fact that the Company does not manufacture in Canada but it primarily relates to payroll expenses in its administrative branch office in Canada.

Cash Equivalents

The Company considers all highly liquid instruments with a remaining maturity date of three months or less at the date of purchase to be cash equivalents.

Research and Development

Research and development costs are expensed as incurred and are included in selling, general and administrative expenses. Such costs were not material for the years ended December 31, 2009, 2008, and 2007.

Advertising

The Company expenses advertising costs as incurred. These costs are included in selling, general and administrative expenses. Such costs were not material for the years ended December 31, 2009, 2008 and 2007.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments

FASB ASC 820, *Fair Value Measurements and Disclosures*, ("ASC 820" and formerly referred to as SFAS No. 157), establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. ASC 820 is effective for fiscal years beginning after November 15, 2007. ASC 820-10-65, *Transition and Open Effective Date Information*, deferred the effective date of ASC 820, for non-financial assets and liabilities that are not on a recurring basis recognized or disclosed at fair value in the financial statements, to fiscal years, and interim periods, beginning after November 15, 2008. The application of ASC 820 for non-financial assets and liabilities did not have a significant impact on the consolidated earnings or the consolidated financial position for the periods presented.

On a quarterly basis, the Company measures at fair value certain financial assets and liabilities, including cash equivalents. ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's own assumptions. The following fair value hierarchy prioritizes the inputs into three broad levels:

This hierarchy requires the Company to minimize the use of unobservable inputs and to use observable market data, if available, when determining fair value. The fair value of the Company's financial assets and liabilities at December 31, 2009 and 2008 was determined using the following levels of inputs:

- Level 1—Quoted prices for identical instruments in active markets;
- Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and
- Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

FAIR VALUE MEASUREMENTS AS OF DECEMBER 31,	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3
Assets:				
Cash equivalents – money market fund – 2009	$ 1,972,000	$ 1,972,000	–	–
Cash equivalents – money market fund – 2008	$ 3,852,000	$ 3,852,000	–	–

The fair value for the money market fund, classified as Level 1, was obtained from a quoted market price.

The fair value of accounts receivable and accounts payable approximate their respective book values at December 31, 2009 and 2008.

New Accounting Standards

In the third quarter of 2009, the Company adopted the FASB ASC. The ASC is the single official source of authoritative, nongovernmental GAAP, other than guidance issued by the SEC. The adoption of the ASC did not have any impact on the consolidated financial statements included herein. For further discussion of the Codification, see the Critical Accounting Policies in Management's Discussion and Analysis of Financial Condition and Results of Operations elsewhere in this report.

FASB ASC 820, *Fair Value Measurements and Disclosures,* ("ASC 820" and formerly referred to as SFAS No. 157), establishes a framework for measuring fair value in GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. ASC 820 is effective for fiscal years beginning after November 15, 2007. ASC 820-10-65, *Transition and Open Effective Date Information,* deferred the effective date of ASC 820 for non-financial assets and liabilities that are not on a recurring basis recognized or disclosed at fair value in the consolidated financial statements, to fiscal years, and interim periods, beginning after November 15, 2008. The application of ASC 820 for non-financial assets and liabilities did not have a significant impact on the consolidated earnings or the consolidated financial position of the Company for the periods presented.

FASB ASC 805, *Business Combinations,* ("ASC 805" and formerly referred to as SFAS No. 141(R)) requires the acquisition method to be applied to all transactions and other events in which an entity obtains control over one or more other businesses, requires the acquirer to recognize the fair value of all assets and liabilities acquired, even if less than one hundred percent ownership is acquired, and establishes the acquisition date fair value as measurement date for all assets and liabilities assumed. The guidance within ASC 805 is effective prospectively for any acquisitions made after fiscal years beginning after December 15, 2008. The application of ASC 805 did not have a significant impact on consolidated earnings or the consolidated fincncial position of the Company for the periods presented.

FASB ASC 810, *Consolidation,* ("ASC 810"), ASC 810-10-65, *Transition and Open Effective Date Information* ("ASC 810-10-65" and formerly referred to as SFAS No. 160) establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated financial statements. ASC 810-10-65 is effective for fiscal years beginning after December 15, 2008. The application of ASC 810-10-65 did not have a significant impact on consolidated earnings nor the consolidated financial position as the Company does not consolidate its partially owned affiliate.

FASB ASC 825, *Financial Instruments,* ("ASC 825"), ASC 825-10-65, *Transition and Open Effective Date Information* ("ASC 825-10-65" and formerly referred to as FSP FAS No. 107-1 and APB Opinion No. 28-1) requires disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. This guidance also requires those disclosures in summarized financial information at interim reporting periods. ASC 825-10-65 is effective prospectively for interim reporting periods ending after June 15, 2009. The application of ASC 825-10-65 expanded the Company's disclosures regarding the use of fair value in interim periods.

FASB ASC 855, *Subsequent Events* ("ASC 855" and formerly referred to as SFAS No. 165), modified the subsequent event guidance. The three modifications to the subsequent events guidance are: 1) To name the two types of subsequent events either as recognized or non-recognized subsequent events, 2) To modify the definition of subsequent events to refer to events or transactions that occur after the balance sheet date, but before the financial statements are issued or available to be issued and 3) To require entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date, i.e. whether that date represents the date the financial statements were issued or were available to be issued. This guidance is effective for interim or annual financial periods ending after June 15, 2009, and should be applied prospectively.

FASB ASC 810, *Consolidation,* ("ASC 810" and formerly referred to as SFAS No. 167), eliminates a required quantitative approach to determine whether a variable interest gives an entity a controlling financial interest in a variable interest entity in favor of a qualitatively focused analysis. This guidance is effective for the Company beginning in the first quarter of fiscal year 2010. The Company is currently evaluating the impact that the adoption of ASC 810 will have on its consolidated financial statements.

FASB ASC 105, *Generally Accepted Accounting Principles,* ("ASC 105" and formerly referred to as SFAS No. 168), establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05 ("ASU No. 2009-05"), *Fair Value Measurements and Disclosures (Topic 820): Measuring Liabilities at Fair Value.* This update provides amendments to reduce potential ambiguity in financial reporting when measuring the fair value of liabilities. Among other provisions, this update provides clarification that in circumstances, in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the valuation techniques described in ASU No. 2009-05. ASU No. 2009-05 is effective for the Company's annual consolidated financial statements for the year ended December 31, 2009. The application of ASC No. 2009-05 did not have a significant impact on the consolidated earnings nor the consolidated financial position for the periods presented.

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements – A Consensus of the FASB Emerging Issues Task Force.* This update provides application guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific or third-party evidence is available. The Company will be required to apply this guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011; however, earlier application is permitted. The Company has not determined the impact that this update may have on its consolidated financial statements.

In February 2010, the FASB issued Accounting Standards Update No. 2010-09 ("ASU No. 2010-09"), *Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements*, effective February 24, 2010. The amendments in ASU No. 2010-09 remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements.

3. INVENTORIES

Inventories consist of the following:

DECEMBER 31,	2009	2008
Raw materials	$ 9,831,000	$ 7,760,000
Work in process	586,000	797,000
Finished goods	3,104,000	3,915,000
	13,521,000	12,472,000
Less reserve for slow-moving, obsolete or unusable inventory	(427,000)	(415,000)
	$ 13,094,000	$ 12,057,000

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

DECEMBER 31,	2009	2008
Buildings	$ 355,000	$ 355,000
Machinery and equipment	7,962,000	7,520,000
Office furniture and equipment	858,000	770,000
Leasehold improvements	318,000	311,000
	9,493,000	8,956,000
Less accumulated depreciation	(5,650,000)	(5,014,000)
	$ 3,843,000	$ 3,942,000

Depreciation of property and equipment was $636,000, $557,000 and $470,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

5. GOODWILL AND INTANGIBLE ASSETS

The Company adopted FASB ASC 350, *Intangibles – Goodwill and Other,* ("ASC 350" and formerly referred to as SFAS No. 142), effective January 1, 2002. In accordance with the requirements of ASC 350, goodwill is not amortized, but is subject to an annual impairment test while intangible assets with finite lives are to be amortized over their useful lives. Management evaluates goodwill impairment on an annual basis and no impairment charge was identified during the years presented.

Intangible assets, consisting of patents and trademarks, are amortized over their useful lives. Intangible assets consist of the following:

	2009				2008			
	Weighted Average Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents and Trademarks	8	$462,000	($278,000)	$184,000	8.6	$450,000	($248,000)	$202,000

Amortization of intangible assets was $29,000, $29,000 and $24,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Estimated future amortization expense related to intangible assets subject to amortization is as follows:

YEAR ENDING DECEMBER 31,	
2010	$ 28,000
2011	27,000
2012	27,000
2013	21,000
2014	21,000
Thereafter	60,000
	$ 184,000

6. INVESTMENT IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

Alpha Pro Tech Engineered Products, Inc. entered into a joint venture with a manufacturer in India for the production of building products in 2005. Under terms of the joint venture agreement, a private company, Harmony Plastics Private Limited ("Harmony"), was created with ownership interests of 41.66% by Alpha Pro Tech Engineered Products, Inc. and 58.34% by Maple Industries and Associates. Alpha Pro Tech Engineered Products, Inc. contributed $508,000 for share capital and Maple Industries and Associates contributed $708,000.

This joint venture positions Alpha Pro Tech Engineered Products, Inc. to respond to current and expected increased product demand for housewrap and synthetic roofing underlayment, and provides future capacity for sales of specialty roofing component products and custom products for industrial applications requiring high quality extrusion coated fabrics. In addition, the joint venture now supplies products for the disposable protective apparel segment.

The capital from the initial funding along with a bank loan, which is guaranteed exclusively by Maple Industries and Associates and the assets of Harmony, were utilized to purchase an existing 33,000 square foot manufacturing facility in India; this facility includes manufacturing equipment necessary to produce synthetic roof underlayment. In addition, Harmony built a 60,000 square foot facility for the manufacturing of housewrap and other building products. In late 2009, Harmony financed a 20,000 square foot addition to their existing 60,000 square foot manufacturing facility, for a total of 80,000 square feet.

The Company is subject to the provisions of FASB ASC 810, *Consolidation*, ("ASC 810" and formerly referred to as FIN No. 46(R)), which defines the criteria by which the Company determines the proper accounting for its investments in related entities. Specifically, ASC 810 requires the Company to assess whether or not related entities are variable interest entities ("VIEs"), as defined. For those related entities that qualify as VIEs, ASC 810 requires the Company to determine whether or not the Company is the primary beneficiary of the VIE, and, if so, to consolidate the VIE.

The Company has determined that Harmony is not a VIE and is therefore considered to be an unconsolidated affiliate.

The Company records its investment in Harmony as "Equity investments in and advances to unconsolidated affiliates" on the accompanying Consolidated Balance Sheets. The Company records its equity interest in Harmony's results of operations as "Equity in income of unconsolidated affiliates" on the accompanying Consolidated Income Statements.

The Company reviews annually its investment in Harmony for impairment in accordance with FASB ASC 323, *Investments – Equity Method and Joint Ventures*, ("ASC 323" and formerly referred to as APB No. 18). ASC 323 requires recognition of a loss when the decline in an investment is other-than-temporary. In determining whether the decline is other-than-temporary, the Company considers the nature of the industry in which Harmony operates, its historical performance, its performance in relation to its peers and the current economic environment. The Company has concluded that no impairment was required.

Alpha Pro Tech Engineered Products, Inc. initially invested $1,450,000 in the joint venture; $508,000 for share capital and $942,000 as a long term advance. Fifty percent of the $942,000 long term advance for materials is to be repaid over a six year term that commenced in July 2006 and the balance is to be paid in the seventh year. During 2009, Harmony repaid $25,000 of the advance, which is in addition to the $500,000 paid in 2006 for a total of $525,000, leaving a balance of $417,000. Interest of 3.5% is to be paid annually on this advance, and the Company has an interest receivable of $15,000 as of December 31, 2009 related to the agreement. The interest payment for 2009 is due in the first quarter of 2010.

For the years ended December 31, 2009 and 2008, Alpha Pro Tech purchased $5,928,000 and $2,571,000 of inventory, respectively from Harmony. For the years ended December 31, 2009 and 2008, the Company recorded equity income in unconsolidated affiliates of $333,000 and $185,000, respectively. As of December 31, 2009, the Company's investment in Harmony is $1,701,000, which comprises its original $1,450,000 investment and cumulative equity in income of unconsolidated affiliates of $776,000, of which the Company has received $0 in dividends, less $525,000 in repayments of the advance.

7. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

DECEMBER 31,	2009	2008
Payroll expenses	$ 131,000	$ 280,000
Bonuses payable	2,178,000	545,000
Accrued professional fees	150,000	240,000
Accrued rebates and other	273,000	198,000
	$ 2,732,000	$ 1,263,000

8. NOTES PAYABLE

The Company maintains a credit facility with Wells Fargo Bank that expires in May 2011. Pursuant to the terms of the credit facility, the Company has a line of credit for up to $3,500,000 based on eligible accounts receivable and inventories. The Company's borrowing capacity on the line of credit was $3,500,000 at December 31, 2009. The credit facility bears interest at prime plus 0.5%, (prime rate was 3.25% at December 31, 2009 and 2008) and is collateralized by accounts receivable, inventories, trademarks, patents and property and equipment. Under the terms of the facility, the Company pays a 0.6% unused loan fee annually, which is paid quarterly.

As of December 31, 2009, the Company had no outstanding balance on the line of credit and no other debt.

9. SHAREHOLDERS' EQUITY

Repurchase Program

As of December 31, 2008 the Company had $971,000 available for additional purchases under its share repurchase program. On April 8, 2009, the Board of Directors authorized the repurchase of up to an additional $2,000,000 of the Company's outstanding common stock. During the years ended December 31, 2009 and 2008, the Company repurchased and retired 1,554,900 and 1,732,800 shares of its common stock for $2,109,000 and $2,125,000, respectively. As of December 31, 2009, the Company had $862,000 available to repurchase under the repurchase plan.

Option Activity

During 1993, the Company adopted stock option plans for employees and directors of the Company. Under those plans, 4.8 million options were reserved for issuance and approximately 4.3 million options were granted. Under the 1993 plans, option grants vested immediately and expired no later than the fifth anniversary from the date of grant. The exercise price of the options was determined based on the fair value of the stock on the date of grant. These plans have expired and in 2004 the Company received shareholder approval for the 2004 Stock Option Plan.

Under the 2004 Stock Option Plan ("2004 Plan"), 2.5 million options have been reserved for issuance and approximately 2,055,000 options have been granted as of December 31, 2009. Under the 2004 Plan, option grants have a three year vesting period and expire no later than the fifth anniversary from the date of grant. The exercise price of the options is determined based on the fair value of the stock on the date of grant.

The following table summarizes option activity for the three years ended December 31, 2009:

	Shares	Weighted Average Exercise Price Per Option
Options outstanding, December 31, 2006	2,581,000	$1.21
Granted to employees and directors	435,000	$1.50
Exercised	(1,646,000)	$0.87
Canceled/Expired/Forfeited	(50,000)	$1.98
Options outstanding, December 31, 2007	1,320,000	$1.71
Granted to employees and directors	550,000	$1.22
Exercised	–	–
Canceled/Expired/Forfeited	–	–
Options outstanding, December 31, 2008	1,870,000	$1.56
Granted to employees and directors	–	–
Exercised	(123,000)	$1.57
Canceled/Expired/Forfeited	(175,000)	$1.62
Options outstanding, December 31, 2009	1,572,000	$1.56
Options exercisable, December 31, 2009	1,095,000	$1.67

Stock options to purchase 1,572,000 and 1,870,000 shares of common stock were outstanding at December 31, 2009 and 2008, respectively. As of December 31, 2009 all outstanding stock options were included in the computation of diluted earnings per share because the exercise prices of the stock options were less than the average share price of the Company's common stock and, therefore, the effect was dilutive. As of December 31, 2008, none of the outstanding stock options were included in the computation of diluted earnings per share when applying the treasury stock method because the exercise prices of all stock options were greater than the average share price of the Company's common stock and, therefore, there was no dilutive effect.

The Company used the Black-Scholes-Merton option pricing model to value its options. Prior to 2008, the Company used the simplified method as discussed in SAB No. 107, *Share-Based Payment*, for estimating the expected life of the options. For options granted during 2008, the Company used historical data to estimate the expected life of the options because it felt that enough historical data existed to do so. The risk-free interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility is based on historical volatility of the expected life in years. The Company uses an estimated dividend payout ratio of zero as the Company has not paid dividends in the past and does not expect to do so in the future.

The fair value of the share-based payment awards were estimated using the Black-Scholes-Merton option pricing method with the following assumptions and weighted average fair values:

STOCK OPTIONS[1] FOR THE YEAR ENDED DECEMBER 31,	2009	2008	2007
Exercise price	–	$1.22	$1.50
Risk-free interest rate	–	2.95%	4.14%
Expected volatility	–	36.40%	33.40%
Black-Scholes fair value	–	$0.45	$0.45
Expected life in years	–	5.0	3.5

[1]The fair value calculation was based on the stock options granted during the period.

The following is a summary of stock option activity:

	2009		2008		2007	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding – beginning of year	1,870,000	$1.56	1,320,000	$1.71	2,581,000	$1.21
Granted at fair value	–	–	550,000	1.22	435,000	1.50
Exercised	(123,000)	1.57	–	–	(1,646,000)	0.87
Canceled/expired/forfeited	(175,000)	1.62	–	–	(50,000)	1.98
Outstanding – end of year	1,572,000	1.56	1,870,000	1.56	1,320,000	1.71
Options exercisable at year-end	1,095,000	$1.67	883,000	$1.73	445,000	$1.63

The following table summarizes information about stock options as of December 31, 2009:

	OPTIONS OUTSTANDING				OPTIONS EXERCISABLE			
Range of Exercise Prices	Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value	Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
$1.10-$1.98	1,572,000	$1.56	3.24	$4,658,000	1,095,000	$1.67	3.16	$3,121,000

The intrinsic value is the amount by which the market value of the underlying common stock exceeds the exercise price of the respective stock option. The aggregate intrinsic value of stock options exercised during the twelve months ended December 31, 2009, 2008 and 2007 was $364,000, $0 and $2,363,000, respectively. The aggregate intrinsic value of stock options granted during the twelve months ended December 31, 2009, 2008 and 2007 was $0, $0 and $66,000, respectively.

As of December 31, 2009, $172,000 of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted average remaining period of 1.42 years. Cash received from options exercised for the twelve months ended December 31, 2009 was $194,000, as 123,000 options were exercised.

10. INCOME TAXES

The provision for income taxes consists of the following:

YEAR ENDED DECEMBER 31,	2009	2008	2007
Current	$4,591,000	$970,000	$1,268,000
Deferred	226,000	(19,000)	30,000
	$4,817,000	$951,000	$1,298,000

Deferred tax assets (liabilities) are comprised of the following:

DECEMBER 31,	2009	2008
DEFERRED TAX ASSETS:		
Alternative minimum tax credits	$ -	$ 39,000
Temporary differences:		
Inventory reserve	145,000	141,000
Intangible assets	16,000	22,000
State income taxes	18,000	-
Accrued expenses and inventory	278,000	308,000
Gross deferred tax assets	457,000	510,000
DEFERRED TAX LIABILITIES:		
Temporary differences:		
Property and equipment	(860,000)	(807,000)
State income taxes	(46,000)	(12,000)
Gross deferred tax liabilities	(906,000)	(819,000)
Net deferred tax liability	$ (449,000)	$ (309,000)

The provision for income taxes differs from the amount that would be obtained by applying the United States statutory rate to income before income taxes as a result of the following:

YEAR ENDED DECEMBER 31,	2009	2008	2007
Income taxes based on U.S. statutory rate of 34%	$4,711,000	$855,000	$1,263,000
Non-deductible meals and entertainment	7,000	8,000	8,000
Domestic manufacturer's deduction	(157,000)	(25,000)	(23,000)
Foreign taxes	-	(17,000)	(3,000)
State taxes	268,000	88,000	42,000
Other	(12,000)	42,000	11,000
	$4,817,000	$951,000	$1,298,000

11. LEASE COMMITMENTS

The Company leases manufacturing facilities under non-cancelable operating leases expiring through April 30, 2019.

The following summarizes future minimum lease payments required under non-cancelable operating leases:

YEAR ENDING DECEMBER 31,	OPERATING LEASES
2010	$ 902,000
2011	804,000
2012	486,000
2013	475,000
2014	475,000
Thereafter	1,858,000
Future minimum lease payments	$ 5,000,000

Total rent expense under operating leases for the years ended December 31, 2009, 2008 and 2007 was $765,000, $726,000 and $721,000, respectively.

12. EMPLOYEE BENEFIT PLANS

401(k) Plan: The Company has a 401(k) defined contribution profit sharing plan. Under the plan, employees may contribute up to 12% of their gross earnings subject to certain limitations. The Company contributes an additional 0.5% of gross earnings for those employees contributing 1% of their gross earnings and contributes an additional 1% of gross earnings for those employees contributing 2% to 12% of their gross earnings. The Company contributions become fully vested after five years. The amounts contributed to the plan by the Company were $34,000, $35,000 and $34,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company does not have any other significant pension, profit sharing or similar plans established for its employees; however, the chief executive officer and president are each entitled to a bonus equal to 5% of the pre-tax profits of the Company, excluding bonus expense. Bonuses of $1,540,000, $280,000 and $413,000 were accrued for the years ended December 31, 2009, 2008 and 2007, respectively.

13. ACTIVITY OF BUSINESS SEGMENTS

The Company operates through three segments:

Disposable Protective Apparel: consisting of a complete line of disposable protective clothing such as shoecovers (including the AquaTrak® and spunbond shoecovers), bouffant caps, coveralls, frocks, lab coats and hoods, for the pharmaceutical, cleanroom, industrial and medical markets.

Building Supply (formerly known as Engineered Products): consisting of a line of construction supply weatherization products. The construction supply weatherization products consist of housewrap and synthetic roof underlayment. Of note, the Company's equity in income of unconsolidated affiliates (Harmony) is included in the total segment income for Building Supply in the table below.

Infection Control: consisting of face masks, eye shields principally for the medical, dental and industrial markets, as well as medical bed pads and a line of pet beds. Previously, the line of medical bed pads and pet beds were reported as a separate segment under the name of Extended Care. Because management is now looking at the Extended Care segment in conjunction with the Infection Control segment, and since the majority of the Extended Care revenue is now generated from the medical bed pads, as of the first quarter of 2009, these products are consolidated into the Infection Control segment. All numbers have been updated to reflect the updated segmentation.

The accounting policies of the segments are the same as those described previously under Summary of Significant Accounting Policies (Note 2). Segment data excludes charges allocated to head office and corporate sales/marketing departments and income taxes. The Company evaluates the performance of its segments and allocates resources to them based primarily on net sales.

The following table shows net sales for each segment:

YEAR ENDED DECEMBER 31,	2009	2008	2007
Disposable Protective Apparel	$ 22,701,000	$ 20,203,000	$ 22,583,000
Building Supply	15,286,000	8,216,000	5,227,000
Infection Control	21,710,000	7,367,000	7,643,000
Consolidated total net sales	$ 59,697,000	$ 35,786,000	$ 35,453,000

The following table shows the reconciliation of total segment income to total consolidated net income:

YEAR ENDED DECEMBER 31,	2009	2008	2007
Disposable Protective Apparel	$ 6,825,000	$ 4,627,000	$ 6,322,000
Building Supply	2,269,000	197,000	(826,000)
Infection Control	11,108,000	2,421,000	2,770,000
Total segment income	20,202,000	7,245,000	8,266,000
Unallocated corporate overhead expenses	(6,344,000)	(4,730,000)	(4,551,000)
Provision for income taxes	(4,817,000)	(951,000)	(1,298,000)
Consolidated net income	$ 9,041,000	$ 1,564,000	$ 2,417,000

The following table reflects net sales and long-lived asset information by geographic area:

YEAR ENDED DECEMBER 31,	2009	2008	2007
Net sales by geographic region			
United States	$ 53,623,000	$ 33,185,000	$ 33,235,000
International	6,074,000	2,601,000	2,218,000
Consolidated total net sales	$ 59,697,000	$ 35,786,000	$ 35,453,000
Long-lived assets by geographic region			
United States	$ 3,681,000	$ 3,840,000	$ 3,360,000
International	162,000	102,000	79,000
Consolidated total long-lived assets	$ 3,843,000	$ 3,942,000	$ 3,439,000

Net sales by geographic region are based on the countries in which the customers are located. For the years ended December 31, 2009, 2008 and 2007, the Company did not generate sales from any single foreign country that were significant to the Company's consolidated net sales.

14. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data for the years ended December 31, 2009 and 2008 is presented below:

YEAR ENDED DECEMBER 31, 2009	1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
Revenue	$ 9,326,000	$ 14,547,000	$ 16,889,000	$ 18,935,000
Gross profit	4,119,000	6,871,000	8,209,000	9,675,000
Net income[1]	514,000	2,168,000	2,822,000	3,537,000
Basic income per share[1]	0.02	0.10	0.13	0.16
Diluted income per share[1]	0.02	0.10	0.12	0.15

YEAR ENDED DECEMBER 31, 2008	1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
Revenue	$ 7,524,000	$ 8,913,000	$ 10,217,000	$ 9,132,000
Gross profit	3,450,000	3,918,000	4,355,000	3,757,000
Net income[1]	139,000	385,000	745,000	295,000
Basic and Diluted income per share[1]	0.01	0.02	0.03	0.01

[1]Net income, basic income per share and diluted income per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly net income and income per share amounts do not necessarily equal the total for the year.

15. CONCENTRATION OF RISK

The Company maintains its cash and cash equivalents in accounts in a number of banks, the balances which at times may exceed federally insured limits.

The Company sells significant amounts of disposable protective apparel product to a large distributor, VWR International LLC, on credit terms. The Company has had a contractual relationship with this distributor since 1995 and effective January 1, 2006 signed a multiple year contract that provides optional extensions beyond the initial term of the agreement. Previously, this distributor had exclusive rights to sell and distribute Alpha Pro Tech's Critical Cover® trade named products, and exclusive rights to sell and distribute Alpha Pro Tech branded products to domestic and international clean room and industrial customers. Under terms of the new contract, this distributor has the exclusive right to sell and distribute Alpha Pro Tech's Critical Cover® trade named products, but non-exclusive rights to sell and distribute Alpha Pro Tech branded products.

Net sales to this distributor were 28.7%, 38.0% and 45.1% of total sales for the years ended December 31, 2009, 2008 and 2007, respectively. Accounts receivable from this distributor represented 41.0% and 42.6% of total accounts receivable at December 31, 2009 and 2008, respectively. The loss of this customer would have a material adverse effect on the Company's business. Management believes that adequate provision has been made for risk of loss on all credit transactions.

The Company currently buys a significant amount of its disposable protective apparel products from a few subcontractors located in Asia and, to a much lesser extent, a subcontractor in Mexico. Although there are a limited number of manufacturers of the particular product, management believes that other suppliers could provide similar products at comparable terms. A change in suppliers, however, could cause a delay in shipment and a possible loss of sales, which would affect operating results adversely.

The Building Supply segment buys semi-finished housewrap and synthetic roof underlayment from its joint venture, Harmony, located in India. Although there are a limited number of manufacturers of the particular product, management believes that other suppliers could provide similar products at comparable terms. A change in suppliers, however, could cause a delay in shipment and a possible loss of sales, which would affect operating results adversely.

16. SUBSEQUENT EVENTS

On February 8, 2010, the Company announced that the Board of Directors had authorized an expansion to the Company's share repurchase program for up to $2.0 million beyond the current share repurchase program already in place.

Also, the Company has reviewed and evaluated material subsequent events from the consolidated balance sheet date of December 31, 2009 through the consolidated financial statements filing date. All appropriate subsequent event disclosures, if any, have been made in the Notes to Consolidated Financial Statements.

1989
2009

Reports of Independent Registered Public Accounting Firms

TO BOARD OF DIRECTORS AND SHAREHOLDERS OF ALPHA PRO TECH, LTD.:

We have audited the accompanying consolidated balance sheet of Alpha Pro Tech, Ltd. and its subsidiaries as of December 31, 2009 and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alpha Pro Tech, Ltd. and its subsidiaries as of December 31, 2009, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Salt Lake City, Utah
March 10, 2010

In our opinion, the consolidated balance sheet as of December 31, 2008 and the related consolidated statements of operations, shareholders' equity and cash flows for each of two years in the period ended December 31, 2008 present fairly, in all material respects, the financial position of Alpha Pro Tech, Ltd. and its subsidiaries at December 31, 2008, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Salt Lake City, Utah

March 10, 2009, except for the effect of the change in segments in 2008 and 2007 as discussed in Note 13 to the consolidated financial statements, for which the date is March 10, 2010.

Comparison of 5-Year Cumulative Total Return*

The following graph compares the cumulative 5-year total return provided to shareholders on Alpha Pro Tech, Ltd's common stock relative to the cumulative total returns of the NASDAQ Composite Index, the NYSE Amex Composite Index and SIC Code 3842 – Surgical Appliances & Supplies, which is the Company's current Standard Industrial Classification. The Company has historically used the NASDAQ Composite Index for comparison to a broad equity market index. However, during 2009, the Company's common stock began trading on the NYSE Amex Exchange. As a result, the graph below includes a 5-year comparison to both the NASDAQ Composite Index and the NYSE Amex Composite Index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock in each index on December 31, 2004, and its relative performance is tracked through December 31, 2009.



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2009

Alpha Pro Tech, Ltd.
NASDAQ Composite Index
NYSE Amex Composite Index
SIC Code 3842 – Surgical Appliances & Supplies

*$100 invested on December 31, 2004 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

COMPANY/INDEX/ MARKET	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
Alpha Pro Tech Ltd.	$100.00	$119.49	$143.59	$86.15	$50.77	$231.79
NASDAQ Composite	100.00	101.41	114.05	124.05	73.57	106.10
NYSE Amex Composite	100.00	125.35	149.75	177.79	106.78	147.27
SIC Code 3842 – Surgical Appliances & Supplies	100.00	86.24	101.20	114.91	64.53	83.86

*The stock price performance included in this graph is not necessarily indicative of future stock price performance.

MARKET FOR SHARES

The Company's common shares are quoted on the NYSE Amex Exchange under the trading symbol "APT."

SHARE PRICE INFORMATION

Set forth below are the ranges of daily high and low prices for the Company's common shares for the periods indicated by the NYSE Amex Exchange.

Quarters Ending 2009	3/31	6/30	9/30	12/31
High	$1.04	$2.22	$6.10	$7.60
Low	$0.75	$0.98	$2.00	$3.90

Quarters Ending 2008	3/31	6/30	9/30	12/31
High	$1.72	$1.22	$1.59	$1.46
Low	$1.14	$0.90	$0.90	$0.80

As of April 9, 2010 there were 253 shareholders of record and approximately 3,180 beneficial owners of the Company's common stock.

DIVIDEND POLICY

The holders of the Company's common stock are entitled to receive such dividends as may be declared by the Board of Directors of the Company from time to time to the extent that funds are legally available for payment thereof. The Company has never declared nor paid any dividends on any of its outstanding shares of common stock. It is the current policy of the Board of Directors to retain any earnings to provide for the development and growth of the Company. Consequently, the Company has no intention to pay cash dividends in the foreseeable future.

TRANSFER AGENT AND REGISTRAR

Shareholders should refer specific questions concerning their stock certificates, in writing, directly to the Transfer Agent and Registrar at:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mayer Hoffman McCann P.C.
175 South West Temple, Suite 650
Salt Lake City, UT 84101

LEGAL COUNSEL

Maynard, Cooper & Gale, P.C.
1901 Sixth Avenue North
2400 Regions/Harbert Plaza
Birmingham, AL 35203

FORM 10-K

A copy of the Form 10-K Annual Report filed by the Company with the Securities and Exchange Commission for the fiscal year ended December 31, 2009 is available upon request without charge to persons who are beneficial shareholders as of the record date for the 2010 Annual Meeting. Such written requests should be directed to:

Alpha Pro Tech, Ltd.
60 Centurian Drive, Suite 112
Markham, Ontario L3R 9R2

OFFICERS AND DIRECTORS

Sheldon Hoffman
CEO and Director

Alexander W. Millar
President and Director

Danny Montgomery
Sr. V.P. Manufacturing and Director

Lloyd Hoffman
CFO and Sr. V.P. Finance and Administration

David Anderson
Director
Attorney – Anderson & Associates, LLC

Robert Isaly
Director
Retired Independent Businessman

Russ Manock
Director
Chartered Accountant and Partner – Snow & Manock

Dr. John Ritota
Director
Dentist – Ritota & Ritota P.A.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held:

Monday, June 7, 2010 at 9:30am
Paris Hotel
3655 Las Vegas Boulevard South
Las Vegas, NV 89109
877-603-4386

design: www.zgraphics.com

Alpha Pro Tech
L T D.

60 Centurian Drive, Suite 112, Markham, Ontario L3R 9R2
P: 800 847 9725 F: 905 479 9732 E: ir@alphaprotech.com

WWW.ALPHAPROTECH.COM